FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of January2004.

Total number of pages: 84

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. On December 19, 2003,  Nidec Corporation files its Interim Report (“hanki-houkokusho”) for the six months ended September 30, 2003 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan. The following is the English Translation of Interim Report Based on Japan G.A.A.P (“hanki-houkokusho”) of,  Nidec Corporation and its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 09, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

(Translation in English)
Document submitted:	Interim Report
Submitted to:	MOF, Kanto Local Finance Bureau
Submission date:	December 19, 2003
Financial Period:	From April 1 to September 30, 2003
Submitter:	Nidec Corporation
Representative:	Chairman, President and CEO Shigenobu Nagamori
Head quarter’s address:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan
Phone:	(075)-922-1111
Contact person:	Hidetosho Matsuhashi, Director Accounting Department
Contact address:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan
Phone:	(075)-922-1111
Institution to make available for public inspection:	Tokyo Stock Exchange, Osaka Securities Exchange

Chapter 1. Corporate Profile

Section 1. Highlight information

1. Financial highlights

(1) Consolidated Financial Highlight (¥ Million except per share amount, %, and number of employees)

	Financial period ended September 30,			Financial period ended March 31,
	2001	2002	2003	2002	2003
Sales (1)	135,174	146,724	158,265	281,069	298,641
Recurring income	5,041	6,322	12,076	17,658	17,816
Net income	1,014	2,616	6,413	6,461	6,485
Shareholders’ equity	80,424	88,212	94,294	89,551	90,142
Total assets	283,392	295,128	328,752	299,013	305,318
Shareholders’ equity per share (¥)	1,265.47	1,387.74	1,479.37	1,408.87	1,416.14
Net income per share (common) (¥) (2)	15.96	41.17	100.81	101.67	100.08
Net income per share(diluted) (¥) (2)	15.57	39.41	97.90	97.09	95.66
Shareholders’ equity/ total assets	28.4%	29.9%	28.7%	29.9%	29.5%
Net cash provided by operating activities	3,152	11,751	15,245	28,758	29,224
Net cash used in investing activities	(12,457)	(14,246)	(23,341)	(25,155)	(29,168)
Net cash used in or provided by financing activities	(2,099)	(1,590)	7,831	(3,664)	(2,717)
Cash and cash equivalents at end of period	40,372	47,560	47,859	53,586	49,315
Number of employees	34,099	37,443	46,672	35,115	40,932
(Add temporary workers)	(3,704)	(5,607)	(6,287)	(5,162)	(5,632)

Note (1) Consumption taxes are excluded from sales amount.

(2) Net asset per share and Net income per share (common, diluted) are represented pursuant to Japanese new regulation from the period ended September 30, 2002.

(2) Non-consolidated (¥ Million except dividend per share, %, number of employees)

	Financial period ended September 30,			Financial period ended March 31,
	2001	2002	2003	2002	2003
Sales (1)	53,202	66,153	59,614	124,884	129,164
Recurring income	3,805	4,033	2,381	11,242	7,252
Net income	2,557	2,874	1,801	7,316	4,965
Capital	26,458	26,473	26,647	26,468	26,485
Common stock outstanding (thousand)	63,552	63,568	63,748	63,563	63,574
Shareholders’ equity	80,272	87,050	90,125	84,624	88,039
Total assets	153,343	166,650	187,878	165,253	168,871
Dividend per share (2) (3)	15.00	10.00	15.00	25.00	25.00
Shareholders’ equity/ Total assets	52.3%	52.2%	48.0%	51.2%	52.1%
Number of employees	997	1,143	1,215	966	1,099
(Add temporary worker)	(240)	(183)	(131)	(219)	(172)

Note (1) Consumption taxes are excluded from sales amount.

(2) Dividend for the period ended September 30, 2001 includes ¥5 of commemorative dividend related to listing on New York Stock Exchange.

(3) Dividend for the period ended September 30, 2003 includes ¥2.50 of commemorative dividend related to Nidec’s 30th anniversary of the foundation.

2. General Information About Business

There is no significant change about the contents of business of Nidec group (Nidec Corporation and its subsidiaries) for the financial period ended September 30, 2003.

Starting this interim consolidated fiscal period, “Machinery and power supplies” has been renamed as “Machinery” to reflect the change that machineries account for most of the segment most of the segment starting this period.

3. Subsidiaries and Affiliates

There is no significant change of Nidec Corporation’s subsidiaries for the financial period ended September 30, 2003.

On October 1, 2003, Nidec Corporation purchase newly issued shares of common stock in Sankyo Seiki Mfg. Co., Ltd. and acquired 40.6% of the voting rights possession rate. As a result of the share purchase, Sankyo Seiki Mfg. Co., Ltd. became an affiliated company of Nidec Corporation.

The Address, capital and main business of Sankyo Seiki Mfg. Co., Ltd. are as follows.

Name	Address	Capital	Description of business
Sankyo Seiki Mfg. Co., Ltd.	Suwa-gun, Nagano, Japan	¥16,575 million	Development, manufacturing and sales of products relating to small precision motors, optical pickups, magnetic card readers, industrial robots

Note (1) The capital is as of September 30, 2003.

(2) Sankyo Seiki Mfg. Co., Ltd. has submitted the financial report.

4. Employees

(1) Number of employees (Consolidated)

	As of September 30, 2003
Business segment	Number of employees	Average number of casual workers
Small precision motors	32,755	3,719
Mid-size motors	4,131	363
Machinery	1,994	60
Other	7,641	2,139
Corporate	151	6
Total	46,672	6,287

Note 1. “Average number of casual workers” is the average number of workers for the six months ended September 30, 2003, and it is not included in the “Number of employees” above.

2. “Corporate” indicates employees working for common administrative business of the group that cannot be allocated to a specific business segment.

3. The reason why the number of employees increased by 5,740 compared with the previous year is mainly due to increased production by existing production sites to meet with increased demand overseas.

(2) Number of employees (Non-consolidated)

As of September 30, 2003
Number of employees	Average number of casual workers
1,215	131

Note: “Average number of casual workers” is the average number of workers for the six months ended September 30, 2003, and it is not included in the “Number of employees” above.

(3) Labor union

Nothing significant to be reported.

Section 2. Business Results

1. Overview

(1) Business Results

The first half of Fiscal 2003 underwent a string of contingencies potentially disruptive to the world economy, as represented by the outbreak of war in Iraq and SARS epidemic. However, with economic stability at the top of U.S. list of priority and China’s economic growth remaining sound, the overall world economic conditions slightly turned up toward the term-end. On the domestic front, the subsequent global upturn in stocks seems to have restored business confidence, if only temporarily, among Japanese firms. Still, the recovery is not universal leaving the financial condition of certain industrial sectors stagnated or even aggravated.

It was against such economic background that Nidec opened its new head office and the Central Technical Laboratories and marked the 30th anniversary of the company’s founding. Proactive approaches in business expansion we have taken in coping with a series of new challenges have successfully sustained the upward trend brought forward from the latter half of Fiscal 2002. It was followed by our consolidated results for the six months ended September 30, 2003 surpassing the previous target set at the start of Fiscal 2003. In the area of small precision motors, our core business, sales of motors for hard disk drives (HDD) and optical disk drives including DVD increased smoothly due to the steady growth in demand for new applications. Meanwhile, sales of precision parts, including digital camera shutters, as well as electronics components and automobile parts continued to increase as we carved out new markets. As a result, total consolidated net sales increased 7.9% over the six-month period ended September 30, 2002, to ¥158,265 million, for the six-month ended September 30, 2003. Total consolidated operating income increased 40.3% over the six-month period ended September 30, 2002, to ¥14,496 million, for the six months ended September 30, 2003. Recurring profit increased 91.0% to ¥12,076 million compared with the six-month period ended September 30, 2002. Net income amounted to ¥6,413 million which increased by 145.1% relative to the six months ended September 30, 2002.

Business results by segment are as follows:

(Small Precision Motors)

Net sales for the “Small Precision Motors” segment increased approximately ¥2,400 million, or 2.8%, to ¥85,965 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. Sales of motors for HDD increased 6.4%, to approximately ¥50,260 million, reflecting a 14.1% increase in shipments. This represents the fact that the yen-based unit price decreased by approximately 7%. Because the average yen exchange rate for the six months ended September 30, 2003 rose by 4% against the US dollar compared to the same six months of the previous year, the U.S. dollar-based unit prices are also deemed to have decreased by no less than 2%. The relatively modest decline in U.S. dollar-based unit price represents an increased sales ratio of high-end products to total product mix, which materially offset part of the decline.

Sales of other DC motors, including those for CD-R/RW and DVD, increased 19.7% to ¥14,727 million as compared to the same six months of the previous year, surpassing the increase rate of HDD motor sales. Shipments marked the second consecutive year of a high volume increase exceeding 50% contributing to a significant share growth. The average unit price fell over 20% during the six-month period partly due to the impact from changes in product mix.

Sales of fan motors decreased 10.9% to ¥13,837 million as compared to the same six months of the previous year. Sales and shipments of fan motors for the second quarter ended September 30, 2003 exceeded those for the same period of the previous year, but still fell short of compensating for the sharp sales decline incurred during the first quarter ended June 30, 2003.

Operating income for this segment increased ¥253 million, or 2.8%, to ¥9,344 million as compared to the same six months of the previous year. The increase derived from the favorable motor shipments and enhanced productivity in the mass-production of fluid dynamic bearing (FDB) motors.

(Mid-size motors)

Net sales for the “Mid-size Motors” segment decreased approximately ¥2,300 million, or 12.1%, to ¥16,664 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. The significant decrease reflects a change in sales practice whereby Nidec sold an increasing number of motors for automobile power steering system separately from electronic control unit (ECUs). The average selling price per unit lowered accordingly, thus reducing the total sales volume while the shipments increased approximately 24%. In the field of other mid-size motors, Nidec Shibaura increased sales of motors for home appliances by approximately 10%, while Nidec Power Motor decreased sales of motors for industrial equipment by over 12%.

Operating income for this segment amounted to ¥931 million for the six months ended September 30, 2003. It contrasts sharply with operating loss of ¥213 million posted for the same six months of the previous year. The significant increase in operating income mainly derived from an expanded motor production directed to the automobile market and enhanced productivity in offshore motor production directed to home appliances and industrial equipment market.

(Machinery)

Net sales for the “Machinery” segment increased approximately ¥1,900 million, or 12.3%, to ¥17,491 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. Sales of Nidec-Kyori’s precision press and Nidec-Reed’s testers, as well as Nidec Tosok and Nidec Copal’s semiconductor manufacturing equipment, increased as compared to the same six months of the previous year as the demand for industrial equipment associated with capital investment inched upward. As a result, operating income for this segment significantly increased by approximately ¥400 million, or 45.2%, to ¥1,360 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. Deficit reduction achieved through the withdrawal from the power supplies business and improved management practices of the machinery business collectively contributed to securing profits despite persistently low-pitched order entry.

(Other)

Net sales for the “Other” segment increased ¥9,555 million, or 33.4%, to ¥38,144 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. A major part of the increase came from sales of Nidec Copal’s digital camera shutters and optical precision parts, Nidec Copal Electronics’ electronics components, and Nidec Tosok’s automobile parts, as well as Nidec Nemicon’s encoders. As a result, operating income for this segment largely increased approximately ¥2,300 million, or 110.4%, to ¥4,445 million.

Business results of each geographical segment market are as follows:

(Japan)

Sales in Japan increased 8.0% to ¥96,194 million compared with the same period of the previous year. As for sales in Japan, there was one business field which decreased the sales because of changing to overseas direct trade, but the information and communication related business and electronics components related business were booming, and the other businesses were slightly upswing. Operating income increased 10.4% to ¥6,276 million compared with the same period of the previous year due to increase of sales and also due to successful cost reduction efforts.

(North America)

Sales in North America decreased 31.0% to ¥3,177 million compared with the same period of the previous year due to customers’ shift of their manufacturing bases from North America to Asian countries. Although sales decreased, operating income increased 8.9% to ¥161 million. The remarkable improvement in operating income was derived from the achievement of cost reduction efforts and the withdrawal from the power supply business in July 2002.

(Asia)

Sales in Asia increased 14.3% to ¥56,937 million, and operating income increased 63.7% to ¥9,934 million compared with the same period of the previous year. Behind the boost is the fact that there was active demand which covered all business segments and also that the customers’ manufacturing sites were shifted from North America and Europe to Asian region.

(Other)

Sales in other regions, or more specifically, in Europe, decreased 39.3% to ¥1,955 million, and operating income decreased 23.6% to ¥54 million compared to the same period of the previous year due to customers’ shift of their manufacturing bases from Europe to Asian countries.

(2) Cash Flow

The balance of cash and cash equivalents as of September 30, 2003 decreased by ¥1,455 million from the balance at March 31, 2003 to ¥47,859 million.

Net cash provided by operating activities for the six months ended September 30, 2003 increased 29.7% compared with the same period of the previous year to ¥15,245 million. The factor of increasing cash consists of ¥11,228 million in net income before income taxes and minority interests which increased 121.7% compared with the same period of the previous year, ¥7,946 million in depreciation expense, ¥1,601 million in amortization of consolidation difference and an increase of ¥5,199 million in accounts payable. On the other hand, the factor of decreasing cash consists of an increase of ¥6,140 million in account receivable, an increase of ¥2,071 million in inventory and the payment of income taxes of ¥3,389 million.

Net cash used in investing activities increased 63.8% compared with the same period of the previous year to ¥23,341 million for the six months ended September 30, 2003, due mainly to ¥12,520 million in payments for purchase of investments in securities with a central focus on purchasing newly issued shares of common stock in Sankyo Seiki Mfg. Co., Ltd. and ¥10,024 million in investments in tangible fixed assets for increase of production and multiproduct production by overseas manufacturing subsidiaries.

Net cash provided by financing activities to ¥7,831 million for the six months ended September 30, 2003. In the same period of the previous year, net cash used ¥1,590 million. It consists of ¥11,806 million in short-term borrowings, in the period for the six months ended September 30, 2003. This cash raised by the short-term borrowings was used to purchase the common stocks in Sankyo Seiki Mfg. Co., Ltd. As the other financing activities, we disbursed ¥3,046 million to pay back the long-term borrowings.

2. Production, Orders Received and Sales

(1) Production by Business Segment

Business Segment	Amount (¥ Million)	Change compared to previous period (%)
Small precision motors	84,023	104.3
Mid-size motors	16,239	88.8
Machinery	17,998	114.0
Other	37,652	135.2
Total	155,914	109.4

Note (1) Amounts are based on selling price to customer and intersegment sales are not eliminated.

(2) Consumption taxes are excluded from the amounts above.

(2) Orders by Business Segment

Business Segment	Orders received for the period (¥ Million)	Change compared to previous period (%)	Orders as of September 30, 2003 (¥ Million)	Change compared to previous period (%)
Small precision motors	84,308	103.4	30,453	103.6
Mid-size motors	14,943	90.2	5,000	95.3
Machinery	18,680	119.1	6,592	121.5
Other	40,102	133.0	11,860	115.1
Total	158,033	109.8	53,906	107.0

Note : Consumption taxes are excluded from the amounts above.

(3) Sales by Business Segment

Business Segment	Sales amount (¥ Million)	Change compared to previous period (%)
Small precision motors	85,965	102.8
Mid-size motors	16,664	87.9
Machinery	17,491	112.3
Other	38,144	133.4
Total	158,265	107.9

Note (1) Inter segment transactions are eliminated.

(2) Consumption taxes are excluded from the amount above.

3. Challenges and Issues

There has been no change in the important matters the company has to address since the description provided for the financial year ended March 31, 2003.

4. Material Contractual Agreement

<Share exchange contract>

On April 24, 2003, Nidec and Nidec-Shimpo Corporation entered into a contract, under which Nidec-Shimpo Corporation is to become a wholly owned subsidiary of Nidec in order to improve Nidec group business performance by concentrating its management resources and financial efficiency. This share exchange contract was approved by the annual general meeting of shareholders held on June 25, 2003.

The outlines of this contract are as follows;

(a) Contract summary

Nidec shall be a parent company and Nidec-Shimpo Corporation shall be a wholly owned subsidiary of Nidec by exchanging shares according to commercial law article 352 and 363.

(b) The proposed date of share exchange : October 1, 2003.

(c) Issuing new Nidec shares and exchange shares

Nidec shall newly issue 582,990 common shares and exchange shares in the following manner. Nidec shall take one Nidec-Shimpo Corporation share in return for giving 0.06 Nidec share to the shareholders registered in the list of shareholders of Nidec-Shimpo Corporation on September 30 2003, the previous day of the day of share exchange.

(d) Capital and capital surplus reserve to be increased

Nidec shallnot increase capital, but increase capital surplus reserve by the amount equal to net assets of Nidec-Shimpo Corporation as at October 1, 2003 multiplied by the portion. The portion is calculated by the number of Nidec-Shimpo Corporation shares Nidec acquires divided by the total number of shares issued by Nidec-Shimpo Corporation.

5. R&D Activities

The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology.

Under the policy, each R&D division of Nidec Corporation and its consolidated subsidiaries develops new businesses through mutual technological synergies and strives to create potential growth businesses in a timely manner, in addition to creating new products and conducting research for advanced technical development.

The Nidec group incurred research and development expenses of ¥4,426 million for the period ended September 30, 2002.R&D expenses by business segments are as follows:

(Small precision motors)

R&D activities in this sector are conducted at the Central Development Technical Research Laboratory, Shiga Technical Development Center, Nagano Technical Development Center, Tottori Technical Development Center of Nidec Corporation, at the Nidec Taiwan Corporation, and at Nidec Copal Corporation, Nidec America Corporation, and Nidec Singapore Pte. Ltd.

The Central Development Technical Research Laboratory was established in May 2003, thereby concentrating engineering staff. The Central Development Technical Research Laboratory is responsible, in addition to basic and applied research, for research and development of new products and technical support and assistance for the research activities of business units. R&D activities in relation to mass production and quality improvement are carried out at Shiga Technical Development Center, Nagano Technical Development Center and Tottori Technical Development Center for small precision DC motors (motors for hard disk drives and other small precision DC motors) and for small precision fans. Nidec Copal Corporation conducts research and development of small precision fans and vibration motors.

The Nidec group have development bases in U.S.A., Singapore and Taiwan to serve market needs more speedy.

Research and development expenses in this segment, including those classified as production expenses, were ¥2,556 million for the period ended September 30, 2003.

(Mid-size motors)

Shiga Technical Development Center mainly conducts research and development for motors used for power steering systems of automobiles. Nidec Power Motor Corporation and Nidec Shibaura Corporation both conduct research and development for mid-size motors used in industrial equipment and home electrical appliances. Research and development expenses in this segment, including those classified as production expenses, were ¥353 million for the period ended September 30, 2003.

(Machinery)

Nidec Copal Corporation conducts research and development for systems-related equipment, such as photo laboratory systems and factory automation equipment. Nidec-Shimpo Corporation conducts research and development for various power transmission drives, other types of speed drives, factory automation equipment and measuring equipment. Nidec Tosok Corporation conducts research and development for measuring equipment and semiconductor manufacturing machinery. Nidec-Read Corporation conducts research and development of various testing equipment. Nidec-Kyori Corporation conducts research and development for automatic presses, feed devices and other industrial machinery.

Research and development expenses in this segment, including those classified as production expenses, were ¥579 million for the period ended September 30, 2003.

(Other)

Nidec Tosok Corporation conducts research and development for automotive parts. Nidec Copal Corporation conducts research and development for optical units and lenses, sensors and electronic parts. Nidec Copal Electronic Corporation and Nidec Nemicon Corporation conduct research and development for sensors, encoders and other electronic parts. Nidec Singapore Pte. Ltd. conducts research and development for pivot assemblies.

Research and development expenses in this segment, including those classified as production expenses, were ¥936 million for the period ended September 30, 2003.

Section 3. Capital Expenditures

1. Major Tangible Fixed Assets

For the period ended September 30, 2003, Nidec Corporation bought Sankyo Seiki Mfg. Co., Ltd.’s lands. On October 1, Sankyo Seiki Mfg. Co., Ltd. became Nidec Corporation’s affiliated company because Nidec Corporation held 40.6% of Sankyo Seiki Mfg. Co., Ltd.’s voting rights. The lands are summarized as follows;

Address	Business segment	Contents of fixed assets	Dimensions (thousand square meter)	Amounts (¥ million)
Shimosuwa-cho, Suwa-gun, Nagano, Japan	Common	Lending land	34	2,160
Okaya city, Nagano, Japan	Common	Lending land	3	152
Chino city, Nagano, Japan	Common	Lending land	3	90
Ina city, Nagano, Japan	Common	Lending land	50	995
Komagane city, Nagano, Japan	Common	Lending land	48	725
		Total	140	4,122

Note: Nidec Corporation lend the above lands to Sankyo Seiki Mfg. Co., Ltd.

2. Completion of Planned Capital Expenditures or Planned Disposal

(1) Significant expansion of equipment or repair completed during the period ended September 30, 2003 which was under consideration as of March 31, 2003 are as follows:

Company name (Address)	Business segment	Contents of fixed assets	Amount (¥ million)	Completion date	Added production capacity
Nidec Corporation, Shiga Technical Center (Echigawa-cho, Echi-gun, Shiga, Japan )	Small precision motors, Mid- size motors	Research and manufacturing equipment for small precision DC motors and mid-size motors	92	September, 2003	Not material
Nidec Copal Electronics Corporation (Shinjuku-ku, Tokyo, Japan)	Other	Manufacturing equipment for electronic circuit parts and pressure sensor	341	September, 2003	Not material Renovation and rationalization of the existing plant.
Nidec Electronics (Thailand) Co., Ltd. (Amphur Wangnoi, Ayutthaya, Thailand)	Small precision motors	Manufacturing equipment for small precision DC motors	489	September, 2003	Not material Renovation and rationalization of the existing plant.
Nidec Precision (Thailand) Co., Ltd. (Amphur Wangnoi, Ayutthaya, Thailand)	Small precision motors	Manufacturing equipment for parts of small precision DC motors	380	September, 2003	Related only to internal production of parts and no change to the whole production capacity
Nidec Philippines Corporation (Laguna, Philippines)	Small precision motors	Manufacturing equipment for small precision DC motors	754	September, 2003	Not material Renovation and rationalization of the existing plant.
Nidec Tosok (Vietnam) Co., Ltd. (Ho Chi Minh City, Vietnam)	Small precision motors	Manufacturing equipment for small precision fans	138	September, 2003	Related only to internal production of parts and renovation of the existing plant.
	Other	Manufacturing equipment for automobile parts	860	September, 2003	Approximate 20% increase
Nidec Shibaura Electronics (Thailand) Co., Ltd. (Amphur.Muang, Pathumtani, Thailand)	Mid-size motors	Manufacturing equipment for Mid-size motors	191	September, 2003	Not material Renovation and rationalization of the existing plant.
Nidec Shibaura (Zhejiang) Corporation (Pinghu, Zhejiang, China)	Mid-size motors	Manufacturing equipment for Mid-size motors	1,090	September, 2003	Not material Renovation and rationalization of the existing plant.
Nidec Copal Electronics (Zhejiang) Co., Ltd. (Pinghu, Zhejiang, China)	Other	Newly established	561	September, 2003	-
Nidec (Zhejiang) Corporation (Pinghu, Zhejiang, China)	Small precision motors	Manufacturing equipment for small precision DC motors	393	September, 2003	-

Note: Consumption taxes are excluded from the amounts shown above.

(2) New capital investment plans decided during the period ended September 30, 2003 are as follows.

Company name (Address)	Business segment	Contents of fixed assets	Amount (¥ million)		Financing method	Time of commencement and expected completion	Added production capacity planned
Nidec Copal Electronics Corporation (Shinjuku-ku, Tokyo, Japan)	Other	Manufacturing equipment for electronic circuit parts and pressure sensor	Total Paid	220 -	Owned funds	Start: October, 2003 Completion: March, 2004	Not material. Renovation and rationalization of the existing plant.
Nidec Copal (Thailand) Co., Ltd. (Pathumtani, Thailand)	Other	Manufacturing equipment for mobile	Total Paid	711 206	Owned funds	Start: July, 2003 Completion: March, 2004	-

Note: Consumption taxes are excluded from the amounts shown above.

Section 4. Our Corporate Stock and Directors

1. Common Stock

(1) Total common stock

(a) Total common stock

Authorized total common stock issued and outstanding: 240,000,000 shares

(b) Number of shares outstanding as of September 30, 2003: 63,748,871 shares

Number of shares outstanding as of December 19, 2003: 64,333,321 shares

Common stock is listed on Tokyo Stock Exchange (1st section), Osaka Stock Exchange (1st section) and New York Stock Exchange.

Note: Shares exercised preemptive rights (included shares converted from convertible bonds based on old Japanese Commercial Code) from December 1, 2003 to the date when this report submitted does not reflect number of shares in the above shares.

(2) Common stock preemptive right

(a) Bond with warrant and Common stock preemptive right

Common stock preemptive rights issued by Nidec Corporation was as follows;

	As of September 30, 2003	As of November 30, 2003
Number of common stock preemptive rights	2,967	2,967
Kind of shares to be preempted	Common stock	Common stock
Number of shares to be preempted	296,700 shares	296,700 shares
Amount paid at the exercise of preemptive rights	¥735,000	¥735,000
Period to exercise preemptive rights	from July 1, 2004 to June 30, 2007	from July 1, 2004 to June 30, 2007
Price of shares issued by the exercise of preemptive rights	¥7,350/share	¥7,350/share
Converted amount to capital reserve at the exercise of preemptive rights	¥3,675/share	¥3,675/share
Terms and conditions for exercising preemptive rights

a) The person who has preemptive right should be either Dicector, Corporate Auditor or employee of Nidec Corporation or any of its consolidated subsidiaries or contractant for advisor contract with Nidec Corporation or any of its consolidated subsidiaries.

b) When the person who has preemptive right dies, preemptive right is not permitted to be exercised by inheritors.

c) Pledge or any kind of disposal of preemptive right is not permitted.

d) Other terms and conditions shall be determined in the contract for preemptive rights between Nidec Corporation and entitled Directors, Corporate Auditors and employees.

a) The person who has preemptive right should be either Dicector, Corporate Auditor or employee of Nidec Corporation or any of its consolidated subsidiaries or contractant for advisor contract with Nidec Corporation or any of its consolidated subsidiaries.

b) When the person who has preemptive right dies, preemptive right is not permitted to be exercised by inheritors.

c) Pledge or any kind of disposal of preemptive right is not permitted.

d) Other terms and conditions shall be determined in the contract for preemptive rights between Nidec Corporation and entitled Directors, Corporate Auditors and employees.

Transfer of preemptive rights	Not permitted.	Not permitted.

Bond with warrant issued by Nidec Corporation was as follows;

	As of September 30, 2003	As of November 30, 2003
Amounts of bond with warrant	-	¥30,000 million
Number of bond with warrant	-	15,000
Kind of shares to be preempted	-	Common stock
Number of shares to be preempted	-	2,222,222 shares
Amount paid at the exercise of preemptive rights	-	¥13,905
Period to exercise preemptive rights	-	From October 31, 2003 to October 3, 2008
Price of shares issued by the exercise of preemptive rights	-	¥13,905 /share
Converted amount to capital reserve at the exercise of preemptive rights	-	¥6,953 /share
Terms and conditions for exercising preemptive rights	-	In the event the Bonds are accelerated for Nidec, thereafter Stock Acquisition Rights shall not be exercised and each Stock Acquisition Right shall not be partially exercised.
Transfer of preemptive rights	-	Not available

Note: Nidec Corporation issued this bond with warrant as of October 17, 2003.

(b) The balance of convertible bond and included in capital and paid-in capital for the period ended September 30, 2003 are as follows;

	As of September 30, 2003
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 0.8% convertible bond, due to 2006, convertible currently at ¥6,842 for one common share, redeemable before due date	9,278	6,842.00	3,421
Unsecured 0.5% convertible bond, due to 2004, convertible currently at ¥6,842 for one common share, redeemable before due date	4,698	6,842.00	3,421

	As of November 30, 2003
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 0.8% convertible bond, due to 2006, convertible currently at ¥6,842 for one common share, redeemable before due date	9,278	6,842.00	3,421
Unsecured 0.5% convertible bond, due to 2004, convertible currently at ¥6,842 for one common share, redeemable before due date	4,688	6,842.00	3,421

(3) Changes in outstanding common shares and capital

Period	Increase or decrease of outstanding common shares	Total outstanding common shares	Increase or decrease of capital (¥ million)	Capital account (¥ million)	Increase or decrease of paid-in capital (¥ million)	Balance of paid-in capital (¥ million)
From April 1, 2003 to September 30, 2003 (Note 1)	174,142	63,748,871	162	26,647	162	26,522

Note 1. An increase due to conversion of convertible bond.

2. Total outstanding common shares, capital, and paid-in capital increased by 1,460 shares, ¥4 million, and ¥4 million, respectively, due to conversion of convertible bond from October 1 to November 30, 2003.

3. Total outstanding common shares and paid-in capital increased by 582,990 shares and ¥4,352 million, respectively, due to share exchange with Nidec-Shimpo Corporation as of October 1, 2003.

(4) Principal shareholders

Shareholders	Address	Number of shares owned (thousand)	Percentage of total stock outstanding (%)
Japan Trustee Service Bank, Ltd.	8-11, Harumi 1-Chome, Chuo-ku, Tokyo	6,601	10.36
Shigenobu Nagamori	2-27, Oe Tsukahara-cho, Nishikyo-ku, Kyoto	5,902	9.26
The Master Trust Bank of Japan, Ltd.	11-3, Hamamatsu-cho 2-Chome, Minato-ku Tokyo	4,883	7.66
S·N Kohsan Ltd.	518, Akinono-cho, Nakagyo-ku, Kyoto	4,433	6.95
The Kyoto Bank, Ltd.	700, Yakushimae-cho, Shimogyo-ku, Kyoto	2,856	4.48
Dai-Ichi Life Insurance Company	13-1, Yuraku-cho 1-chome, chiyoda-ku, Tokyo	2,557	4.01
Nippon Life Insurance Company	In Nihon Life Stock Administration Department 2-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	1,904	2.99
Trust & Custody Services Bank, Ltd.	Harumi Island Triton square office tower Z tou 8-12, Harumi 1-chome chuo-ku, Tokyo	1,761	2.76
UFJ Trust Bank Limited	4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo	1,745	2.74
Meiji Life Insurance Company	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	1,626	2.55
	Total	34,272	53.76

Notes 1. The following number of shares are held by the above shareholders in relation to their trustee business.

Japan Trustee Service Bank, Ltd.	6,601	thousand shares
The Master Trust Bank of Japan, Ltd.	4,883	thousand shares
Trust & Custody Services Bank, Ltd.	1,761	thousand shares
UFJ Trust Bank Limited	1,745	thousand shares

2. Jardine Fleming Investment Trust and Advisory Company Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 13, 2001 with the Kanto Local Finance Bureau, and Nidec Corporation has also received information to the effect that Jardine Fleming Investment Trust and Advisory Company Limited held 2,494,000 shares of Nidec Corporation as of March 31, 2001. However, as Nidec Corporation could not confirm the said shareholding as at the end of this interim period, such information is not included in this report. However, the content of said report is as follows.

Major shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
JF Asset Management Limited	1 Connaught Place, Central, Hong Kong	1,206,700	1.89
Chase Fleming Asset Management (UK) Limited	10 Aldermanbury, London EC2V 7RF,England	1,600	0.00
Jardine Fleming Investment Trust and Advisory Company Limited	Daiwa Life Building 1-7,1-chome, Uchisaiwai-cho, chiyoda-ku, Tokyo	1,285,800	2.02

3. Goldman Sachs Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated March 8, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Goldman Sachs Limited held 2,383,000 shares of Nidec Corporation as of February 28, 2002. However, as Nidec Corporation could not confirm the said shareholding at the end of this interim period, such information is not included in this report. The content of the report made by Goldman Sachs Limited is as follows.

Shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
Goldman Sachs Japan Limited	Romasco Place at Wickhams Cay 1, Box 3140, Road Town, Tortola, British Virgin Islands (ARK Mori Building,1-12-32,Akasaka Minato-ku, Tokyo)	655,700	1.03
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	781,700 *(289,096)	1.23 *(0.45)
Goldman, Sachs & Co.	85 Broad Street, New York, New York 10004, USA	636,400	1.00
Goldman Sachs Investments Company	Akasaka Tameike Tower, 2-17-7, Akasaka Minato-ku, Tokyo	10,600	0.02
Goldman Sachs Princeton LLC	701 Mount Lucas Road, Princeton, NJ08540, U.S.A.	10,000	0.02

* Figures in parenthesis in “Number of shares owned” and ” Percentage of total stock outstanding” are not included in the respective figures shown above, and they are related to the latent shares to be issued for convertible bonds and the rate of the number of latent shares against those of outstanding shares.

4. Fidelity Investments Japan Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 15, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Fidelity Investments Japan Limited held 3,023,000 shares of Nidec Corporation as of March 31, 2002. However, as Nidec Corporation could not confirm the said shareholding at the end of this interim period, such information is not included in this report. However, the content of said report is as follows;

Shareholders	Address	Number of shares owned (shares)	Percentage of total stock outstanding (%)
Fidelity Investments Company	1-8-8,Shinkawa chuo-ku, Tokyo	3,023,800	4.74

(5) Voting rights

(a) Outstanding shares

			As of September 30, 2003
Category	Shares	Number of voting rights	Contents
Shares without voting rights	-	-	-
Shares with limited voting rights (Treasury stock)	-	-	-
Shares with limited voting rights (Other)	-	-	-
Shares with full voting right (Treasury stock)	Common stock 9,600	-	Standard shares without any limitation
Shares with full voting right (Other)	Common stock 63,688,600	636,886	- ditto -
Shares less than one unit	Common stock 50,671	-	- ditto -
Total shares outstanding	63,748,871	-	-
Voting rights of total shareholders	-	636,886	-

Note: 6,400 shares under the name of the Japan Securities Depository Center, Inc., are included in “Shares with full voting rights (Other).” 64 full voting rights under the name of the Japan Securities Depository Center, Inc., are also included in the “Number of voting rights.”

(b) Treasury stock

				As of September 30, 2003
Shareholders’ name	Shareholders’ address	Owned shares with self-addressed	Owned shares under other person’s name	Total owned shares	Percentage of common stock outstanding (%)
Nidec Corporation	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan	9,600	-	9,600	0.02
Total		9,600	-	9,600	0.02

2. Price Range of Our Shares

The following table sets forth the closing high and low sales price per share on the Osaka Securities Exchange.

	April, 2003	May, 2003	June, 2003	July, 2003	August, 2003	September, 2003
High (¥)	6,840	7,500	8,350	9,470	9,540	9,790
Low (¥)	5,440	6,250	7,370	7,850	8,620	8,790

3. Directors

Changes related to the directors since the submission date of the financial report of the previous term until the submission date of this interim report are as follows:

(1) New director

None

(2) Retired director

None

(3) Changed position or division of duties

Newly appointed	Former post and responsibility	Name	Date of transfer
Director General Manager of our Management of Affiliated Companies Department and its No.1 section	Director General Manager of our Management of Affiliated Companies Department	Tetsuo Inoue	July 1, 2003
Executive Vice President, Chief Operating Officer and Director In charge of International Business Administration	Executive Vice President, Chief Operating Officer and Director	Hiroshi Kobe	October 1, 2003
Executive Vice President, Chief Financial and Accounting Officer and Director General Manager of Investor Relations, Public Relations & Advertising, Accounting, System Department	Executive Vice President, Chief Financial and Accounting Officer and Director General Manager of Auditing, Investor Relations, Accounting, System Department	Yasunobu Toriyama	October 1, 2003
Senior Managing Director In charge of the DC motor /Fan motor business, Purchasing, Corporate Quality Control, Molds Preparation Department, Shiga Technical Center and Tottori Technical Center	Senior Managing Director In charge of the DC motor business, Purchasing and Corporate Quality Control Department Director of Shiga Technical Center	Kenji Sawamura	October 1, 2003
Senior Managing Director In charge of the spindle motor business Director of Mineyama Precision Machining Center	Senior Managing Director In charge of the spindle motor business and International Business Administration Department Director of Mineyama Precision Machining Center	Yasuo Hamaguchi	October 1, 2003
Managing Director In charge of Auditing, Compliance Office, Risk Management Office, Corporate Planning, and Intellectual Property & Legal Affairs Department	Managing Director In charge of Compliance Office, Risk Management Office, Corporate Planning, Public Relations & Advertising and Intellectual Property & Legal Affairs Department	Kensuke Tanabe	October 1, 2003
Managing Director	Managing Director In charge of Fan motor business, Tottori Technical Center and Molds Preparation Department	Seiji Hashimoto	October 1, 2003
Director General Manager of our Management of Affiliated Companies Department and its No.1 and No.2 sections	Director General Manager of our Management of Affiliated Companies Department and its No.1 section	Tetsuo Inoue	October 1, 2003

Section 5 Financial information

1. Preparation of consolidated financial statements and non-consolidated financial statements

(1) The company prepared the interim consolidated financial statements in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999).

The interim consolidated financial statements for the previous interim accounting period (from April 1, 2002 to September 30, 2002) were prepared in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements” before the revision and the interim consolidated financial statements for the current interim accounting period (from April 1, 2003 to September 30, 2003) were prepared in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements” after the revision.

(2) The company prepared the interim non-consolidated financial statements in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” (Ministry of Finance Ordinance No. 38, 1977).

The interim non-consolidated financial statements for the previous interim accounting period (from April 1, 2002 to September 30, 2002) were prepared in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” before the revision and the interim non-consolidated financial statements for the current interim accounting period (from April 1, 2003 to September 30, 2003) were prepared in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” after the revision.

2. Independent Accountants Report

The interim consolidated/non-consolidated financial statements for the previous interim accounting period (from April 1, 2002 to September 30, 2002) and the current interim accounting period (from April 1, 2003 to September 30, 2003) were reviewed by ChuoAoyama Audit Corporation in accordance with article 193-2 of the Securities and Exchange Law of Japan.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(¥ Million)
Assets	September 30		September 30		March 31
	2002		2003		2003
	Amount	%	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥47,462		¥48,076		¥49,491
Notes and accounts receivable	76,535		83,785		80,144
Marketable securities	286		258		266
Inventories	24,176		25,789		24,298
Deferred income taxes	2,540		4,625		4,144
Other current assets	7,635		9,712		10,176
Allowance for doubtful accounts	(448)		(480)		(550)
Total current assets	158,189	53.6	171,767	52.2	167,972	55.0
Fixed assets:
Tangible assets	107,550	36.4	115,370	35.1	112,484	36.9
Buildings and structures	29,194		33,762		35,372
Machinery and vehicles	33,654		34,051		34,419
Tools, furniture and fixtures	10,767		11,845		11,541
Land	27,648		33,282		28,691
Construction in progress	6,285		2,429		2,459
Intangible assets	11,085	3.8	8,789	2.7	9,174	3.0
Difference between net assets of consolidated subsidiaries and investment cost	10,084		8,021		8,402
Others	1,000		768		771
Investments and other assets	18,289	6.2	32,810	10.0	15,673	5.1
Investment securities	8,803		25,164		7,342
Others	4,633		4,292		4,374
Deferred income taxes	5,473		4,006		4,608
Allowance for doubtful accounts	(620)		(652)		(651)
Total fixed assets	136,926	46.4	156,970	47.8	137,332	45.0
Deferred charges	13	0.0	13	0.0	13	0.0
Total assets	¥295,128	100.0	¥328,752	100.0	¥305,318	100.0

	(¥ Million)
Liabilities and Shareholders’ Equity	September 30		September 30		March 31
	2002		2003		2003
	Amount	%	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable	¥49,627		¥55,640		¥53,113
Short-term borrowings	58,417		76,724		65,496
Current portion of long-term debt	3,166		2,159		3,349
Current portion of convertible bond	10,168		4,698		5,027
Income taxes payable	2,320		3,160		3,045
Deferred income taxes	0		0		0
Accrued bonus to employees	3,788		3,832		3,325
Other current liabilities	14,543		25,573		19,129
Total current liabilities	142,032	48.1	171,789	52.3	152,485	49.9
Non-current liabilities:
Convertible bonds	13,978		9,278		9,279
Long-term debt	3,958		3,410		5,187
Deferred income taxes	1,204		1,718		1,192
Accrued severance and benefit costs	8,366		8,918		9,081
Accrued retirement benefit to directors	1,221		1,179		1,255
Others	1,027		1,561		811
Total non-current liabilities	29,756	10.1	26,067	7.9	26,807	8.8
Total liabilities	171,789	58.2	197,857	60.2	179,293	58.7
Minority interests	35,126	11.9	36,600	11.1	35,882	11.8
Shareholders’ equity:
Common stock	26,473	9.0	26,647	8.1	26,485	8.7
Additional paid-in capital	26,348	8.9	26,522	8.0	26,360	8.6
Retained earnings	41,047	13.9	49,611	15.1	44,282	14.5
Land revaluation reserve	(701)	(0.3)	(701)	(0.2)	(701)	(0.2)
Net unrealized loss on securities	(98)	(0.0)	605	0.2	(561)	(0.2)
Foreign currency translation adjustment	(4,835)	(1.6)	(8,318)	(2.5)	(5,656)	(1.9)
Treasury stock	(21)	(0.0)	(73)	(0.0)	(65)	(0.0)
Total shareholders’ equity	88,212	29.9	94,294	28.7	90,142	29.5
Total liabilities and shareholders’ equity shareholders’ equity	¥295,128	100.0	328,752	100.0	¥305,318	100.0

(2) Consolidated Statements of Income

(¥ Million)
	September 30,				March 31,
	2002		2003		2003
	Amount	%	Amount	%	Amount	%
Net sales	¥146,724	100.0	¥158,265	100.0	¥298,641	100.0
Cost of sales	118,480	80.8	123,680	78.1	238,851	80.0
Gross profit	28,244	19.2	34,585	21.9	59,789	20.0
Charges for service	1,132		1,093		2,253
Packing and transportation charges	2,132		2,362		4,530
Bad debt allowance	8		11		86
Salaries	4,844		5,092		10,432
Allowance for bonus	920		976		1,018
Allowance for retirement benefits	382		463		808
Director’s retirement allowance	56		54		88
Fringe benefits	1,248		1,469		2,498
Depreciation	566		763		1,160
R & D expenses	1,022		2,183		2,237
Rent and lease expense	702		703		1,401
Amortization of consolidation difference	1,651		1,726		3,320
Other	3,242		3,186		7,089
Selling, general and administrative expenses	17,911	12.2	20,088	12.7	36,928	12.3
Operating income	10,333	7.0	14,496	9.2	22,861	7.7
Other income	1,187	0.8	819	0.5	2,060	0.7
Interest income	195		100		324
Dividend income	131		101		229
Amortization of consolidation difference	122		125		250
Other	739		492		1,255
Other expenses	5,198	3.5	3,239	2.1	7,105	2.4
Interest expenses	463		386		897
Loss on write-down of marketable securities	82		-		26
Foreign currency transaction loss	3,289		1,792		3,538
Equity in loss of affiliates	72		58		110
Loss on write-off of inventory	874		551		1,453
Other	416		449		1,079
Recurring profit	6,322	4.3	12,076	7.6	17,816	6.0
Extraordinary gains	119	0.1	698	0.5	211	0.1
Gain on sale of fixed assets	31		46		102
Gain on sale of investment securities	0		4		-
Gain on sale of investment in affiliates	34		-		34
Equity in profit of affiliates	-		77		32
Transfer from reserve for bad debt allowance	43		66		32
Gain on reversal of allowance for retirement	-		459		-
Other, net	9		44		9
Extraordinary losses	1,377	0.9	1,546	1.0	5,315	1.8

(¥ Million)
	September 30,				March 31,
	2002		2003		2003
	Amount	%	Amount	%	Amount	%
Loss on disposal of property, plant and equipment	558		605		1,266
Loss on write-down of investment securities	19		-		1,255
Amortization of net transition obligation	731		603		1,462
Relocation expenses	-		316		-
Other	67		21		1,330
Income before income taxes and minority interests	5,064	3.5	11,228	7.1	12,712	4.3
Income taxes (Current)	2,358	1.6	3,504	2.2	5,035	1.6
Income taxes (Deferred)	(924)	(0.6)	(584)	(0.4)	(1,114)	(0.3)
Minority interests in subsidiaries	1,013	0.7	1,894	1.2	2,305	0.8
Net income	2,616	1.8	6,413	4.1	6,485	2.2

(3) Consolidated Statements of Retained Earnings

			(¥ Million)
	September 30		March 31
	2002	2003	2003

(Additional paid-in capital)
Additional paid-in capital at beginning of period	26,333	26,360	26,333

Increase in additional paid-in capital	14	162	26
Newly issuance stocks	4	162	16
Increase by merged subsidiary	9	-	9

Additional paid-in capital at end of period	26,348	26,522	26,360

(Retained Earnings)
Retained earnings at beginning of period	39,134	44,282	39,134

Increase in retained earnings	2,648	6,414	6,518
Net income	2,616	6,413	6,485
Increase resulting from increase in consolidated subsidiaries	32	1	32
Increase resulting from reversal of land revaluation reserve	-	-	1

Decrease in retained earnings	735	1,085	1,371
Dividend payments	635	953	1,271
Bonuses to directors	99	128	99
Decrease resulting from decrease in consolidated subsidiaries	0	-	0
Decrease resulting from increase in consolidated subsidiaries	-	3	-

Retained earnings at end of period	41,047	49,611	44,282

(4) Consolidated Statements of Cash Flows

(¥ Million)
	Six months ended September 30,		Year ended March 31,
	2002	2003	2003
Cash flows from operating activities:
Net income before income taxes and minority interests	¥5,064	¥11,228	¥12,712
Depreciation	7,282	7,946	15,138
Amortization of consolidation difference	1,529	1,601	3,070
Provision for doubtful accounts	(36)	(50)	105
Accrued severance and benefit cost	748	(85)	1,433
Interest and dividend income	(326)	(202)	(554)
Interest expenses	463	386	897
Exchange loss	779	931	443
Equity in loss of affiliates	72	58	110
Gain on valuation of derivatives	0	-	0
Loss on sale of property, plant and equipment	19	(21)	30
Loss on disposal of property, plant and equipment	507	580	1,134
Increase in notes and accounts receivable	(2,335)	(6,140)	(6,839)
Increase in inventories	(127)	(2,071)	(405)
Increase in notes and accounts payable	4,776	5,199	9,154
Other, net	(2,136)	(533)	(2)
Sub-total	16,281	18,827	36,430
Interest and dividend income received	328	203	557
Interest expenses paid	(338)	(395)	(1,119)
Income taxes paid	(4,519)	(3,389)	(6,642)
Net cash provided by operating activities	11,751	15,245	29,224
Cash flows from investing activities:
Fixed deposits over three months	(81)	(352)	(166)
Fixed deposits over three months	319	289	319
Payments for purchase of marketable securities	(15)	(57)	(186)
Proceeds from sales of marketable securities	85	-	157
Payments for purchase of property, plant and equipment	(12,492)	(10,024)	(25,806)
Proceeds from sales of property, plant and equipment	188	306	516
Payments for purchase of investments in securities	-	(12,520)	(557)
Proceeds from sale of investments in securities	116	21	120
Payments for additional investments in subsidiaries	(2,234)	(1,097)	(2,895)
Proceeds from sales of subsidiaries’ share	-	278	-
Proceeds from sales of subsidiaries’ share resulting in change in the scope of consolidation	11	-	11
Disbursement of loan receivables	(40)	(35)	(275)
Collection of loan receivables	27	80	179
Other	(131)	(228)	(587)
Net cash used in investing activities	(14,246)	(23,341)	(29,168)

(¥ Million)
	Six months ended September 30,		Year ended March 31,
	2002	2003	2003
Cash flows from financing activities:
Increase in short-term borrowings	861	11,806	8,872
Issuance of long-term debt	2,596	-	5,552
Payments of long-term debt	(4,102)	(3,046)	(5,599)
Issuance of common stock to minority interests	13	437	273
Dividends paid	(635)	(953)	(1,271)
Payment of dividends to minority interests	(311)	(401)	(656)
Redemption of long-term debt	-	-	(9,832)
Other	(12)	(11)	(56)
Net cash used in (provided) financing activities	(1,590)	7,831	(2,717)
Effect of exchange rate changes on cash and cash equivalents	(1,939)	(1,363)	(2,752)
Net increase in cash and cash equivalents	(6,025)	(1,627)	(5,413)
Cash and cash equivalents at beginning of year	53,586	49,315	53,586
Increase in cash and cash equivalents of the subsidiaries newly included	-	171	1,142
Cash and cash equivalents at end of year	47,560	47,859	49,315

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

Previous Fiscal period (From April to September 30, 2002)

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 51

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

Newly consolidated: 5

Nidec (New Territories) Co., Ltd., Globa Service Inc., Globa Sales Co., Ltd., Kansai Globa Sales Co., Ltd., Nidec Copal Electronics (Shanghai) Co., Ltd.

Nidec (New Territories) Co., Ltd. was newly established in the period ended September 30, 2002. Nidec Copal Electronics (Shanghai) Co., Ltd., Globa Service Inc., Globa Sales Co., Ltd. and Kansai Globa Sales Co., Ltd. were included because of being material as a whole.

Excluded from consolidation: 2

Nidec Electronics Corporation, Nidec Potrans Corporation

Nidec Electronics Corporation was merged into Nidec Corporation on April 1,2002.

Nidec Potrans Corporation was excluded because it had not fallen under the category of subsidiary due to a decrease of equity share.

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd

(Reason excluded from consolidation:)

Non-consolidated subsidiaries, either small in scale, or not having a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates:

Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance-Probe Co., Ltd.

Despite Nidec’s majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to the existence of the contract concerning significant financial, sales and business policies decisions. The company is thus accounted for by the equity method.

(2) Non-consolidated subsidiaries (Copal Research & Development Co., Ltd and others), not having any significant impact on interim consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from September 30 use financial statements with those different dates for consolidation.

3. Matters concerning interim closing dates of consolidated subsidiaries:

The closing date of Nidec America Corporation is September 29, Copal Optical and Electronic Machinery (Shanghai) Co., Ltd. and four other consolidated subsidiaries is June 30, and the closing date for Nidec Power Motor Corporation and its subsidiary is September 20. The interim financial statements as of each company’s closing date are used for the consolidation. Any significant transaction that occurs between the closing dates is adjusted for consolidation.

4. Items regarding accounting standards

(1) Valuation method of major assets

(a) Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value:

Stated at fair value based on market price at end of the period (six months ended September 30, 2002). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(b) Derivatives: Stated at fair value

(c) Inventories

Fifteen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated at the lower of cost or market with cost determined using the moving average method.

Twenty one consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market with cost determined using the average method.

Seven consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market with cost determined using the first-in, first-out method.

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market with cost determined using the specific identification method.

Nidec Tosok Corporation: Stated at the lower of cost or market with cost determined using the average method or specific identification method.

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market with cost determined using the weighted average method.

Nidec Total Service Corporation: Stated at the lower of cost or market with cost determined using the last purchase price method.

(2) Method of depreciation of major depreciable assets

(a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

Major economic lives of tangible fixed assets are as follows;

Buildings and structures 2 to 65 years

Machinery and vehicles 2 to 15 years

(b) Intangible fixed assets

Amortization of intangible fixed assets is computed based on the straight-line method. With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

(3) Policy for significant provisions

(a) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(b) Accrued bonuses for employees

Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

(c) Provision for employees’ retirement benefits

Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension plan assets as of September 30, 2002. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Total Amount
Nidec Corporation, Nidec Copal Electronics Corporation, and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it’s assets to the pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to the pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed its assets to the pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(d) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and of its certain domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary as of September 30, 2002.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2002, with the resulting difference included in gains or losses. Assets and liabilities of offshore subsidiaries are also translated at the exchange rate on September 30, 2002, with revenue and expenses translated at the average rate during the six-month period. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for by capital leases.

(6) Derivatives and hedging activities

(a) Accounting for Hedge

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest cap is accounted for as hedges, using shortcut method allowable under certain conditions.

(b) Method and object of hedge

Method of hedge

Forward exchange contracts, interest caps

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(c) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(d) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest cap transactions, Nidec also avoided evaluating the effectiveness at the end of the period because these transactions meet criteria for an allowable shortcut method.

(Nidec also avoided evaluating the effectiveness on September 30, 2002.)

(7) Accounting for consumption taxes

Computed by the net of tax method.

5. Scope of funds on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include all highly liquid investments with original maturities of three months or less that are readily convertible to cash, may be withdrawn as required and are easily redeemable such that they present insignificant risk of changes in value.

(Additional note)

“Accounting Standards for the Company’s Own Shares and the Withdrawal of Legal Reserve” (Accounting Standard Board of Japan) has been applied to our current interim consolidated financial statements. In addition, due to an amendment to “Regulations Concerning the Terminology, Forms and Preparation Method of Interim Financial Statements”, the section regarding shareholder’s equity in these interim consolidated financial statements has been prepared in accordance with the amended “Regulations Concerning the Terminology, Forms and Preparation Method of Interim Financial Statements”.

Current Fiscal period (From April to September 30, 2003)

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 64

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

Newly consolidated: 10

<Newly established:5>

Nidec Powermoter (Shanghai) International Trading Co., Ltd., Nidec-Shimpo (Shanghai) International Trading Co., Ltd., Nidec Shibaura (H.K) Limited, Nidec Steel Products (Zhejiang) Co., Ltd., Nidec Copal Electronics (Korea) Co., Ltd.

<Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased: 1>

Sankyo Ryutsu Kogyo Co., Ltd.

<Newly consolidated because of being material as a whole: 4>

Nidec Total Service (Zhejiang) Corp., Nidec Copal Electronics (ZheJiang) Co., Ltd., Nidec Tosok (Shanghai) Co., Ltd. and Nemicon Noise Corporation

Excluded from consolidation: 1

Shimpo-Ceramics Corporation

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd

(Reason excluded from consolidation)

Non-consolidated subsidiaries, either small in scale, or not having a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 7

Major affiliates:

Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance-Probe Co., Ltd., NTN-Nidec (Zhejiang) Corporation, Copal Yamada Corporation

Newly accounted for by the equity method: 2

< Newly established: 1>

Copal Yamada Corporation

< Newly accounted for by the equity method because of being material as a whole: 1>

NTN-Nidec (Zhejiang) Corporation

Despite Nidec’s majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to the existence of the contract concerning significant financial, sales and business policies decisions. The company is thus accounted for by the equity method.

(2) Non-consolidated subsidiaries (Copal Research & Development Co., Ltd and others), not having any significant impact on interim consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from September 30 use financial statements with those different dates for consolidation.

3. Matters concerning interim closing dates of consolidated subsidiaries:

The closing date for Nidec (Zhejiang) Corporation and sixteen other consolidated subsidiaries is June 30, the closing date for Nidec Power Motor Corporation and Nidec Seiko Corporation is September 20, and the closing date for Nidec America Corporation is September 28. With regard to Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd., Nidec Shibaura (Zhejiang) Corporation, Nidec (Shanghai) International Trading Co., Ltd., Nidec Copal Electronics (Zhejiang) Co., Ltd. and Nidec-Shimpo (Shanghai) International Trading. Co., Ltd., the closing date of their financial statements is adjusted to September 30 for coordination with the consolidated statements. Other companies use their original closing dates for the financial statements. (Any significant transactions that occur between the closing dates are adjusted for consolidation.)

4. Items regarding accounting standards

(1) Valuation method of major assets

(a) Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value:

Stated at fair value based on market price at end of the period (six months ended September 30, 2003). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(b) Derivatives: Stated at fair value

(c) Inventories

Nineteen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated at the lower of cost or market with cost determined using the moving average method.

Twenty three consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market with cost determined using the average method.

Eleven consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market with cost determined using the first-in, first-out method.

Nidec Power Motor Corporation and four other consolidated subsidiaries: Stated at the lower of cost or market with cost determined using the specific identification method.

Nidec Tosok Corporation: Stated at the lower of cost or market with cost determined using the average method or specific identification method.

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market with cost determined using the weighted average method.

Nidec Total Service Corporation: Stated at the lower of cost or market with cost determined using the last purchase price method.

(2) Method of depreciation of major depreciable assets

(a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

Major economic lives of tangible fixed assets are as follows;

Buildings and structures	2 to 65 years
Machinery and vehicles	2 to 15 years

(b) Intangible fixed assets

Amortization of intangible fixed assets is computed based on the straight-line method. With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

(3) Policy for significant provisions

(a) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(b) Accrued bonuses for employees

Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

(c) Provision for employees’ retirement benefits

Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension plan assets as of September 30, 2003. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Total Amount
Nidec Corporation, Nidec Copal Electronics Corporation, and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it’s assets to the pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to the pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed its assets to the pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(Additional note)

On April 15, 2003, Nidec Copal Corporation and its domestic consolidated subsidiaries decided to exempt the obligation for benefits related to future employee service which cover a portion of the governmental welfare pension program, which are pursuant to the Japanese Welfare Pension Insurance Law.

“Minimum obligation reserve” is what Nidec Copal Corporation and its subsidiaries must pay to government for the exemption the obligation for benefits. The minimum obligation reserve is accounted for ¥7,930 million as of September 30, 2003. If the payment has occurred on September 30, 2003, the estimated amount of the impact is ¥2,002 million based on Paragraph 44-2, Guideline for accounting of retirement benefit.

On April 1, 2003, Nidec Tosok Corporation, settled the defined benefit plans and established new defined contribution pension plans pursuant to the Japanese Welfare Pension Insurance Law. Nidec Tosok Corporation recognized an extraordinary gain of ¥459 million upon settlement of the plans in the six month period ended September 30, 2003

(d) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and of its certain domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary as of September 30, 2003.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2003, with the resulting difference included in gains or losses. Assets and liabilities of offshore subsidiaries are also translated at the exchange rate on September 30, 2003, with revenue and expenses translated at the average rate during the six-month period. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for by capital leases.

(6) Derivatives and hedging activities

(a) Accounting for Hedge

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(b) Method and object of hedge

Method of hedge

Forward exchange contracts

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(c) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates, Nidec has a comprehensive and flexible stance towards hedging.

(d) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged.

(Nidec also avoided evaluating the effectiveness on September 30, 2003.)

(7) Accounting for consumption taxes

Computed by the net of tax method.

5. Scope of funds on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include all highly liquid investments with original maturities of three months or less that are readily convertible to cash, may be withdrawn as required and are easily redeemable such that they present insignificant risk of changes in value.

Previous Fiscal Year ( from April 1, 2002 to March 31, 2003)

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 55

Names of major consolidated subsidiaries are described in “4. Subsidiaries and Affiliates” of “Chapter 1 Corporate Profile”.

The subsidiaries newly included in consolidation: 9

Newly established : 4

Nidec (New Territories) Co., Ltd., Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd. and Nidec (Shanghai) International Trading Co., Ltd.

Newly included due to an increase in its materiality as a whole: 5

Nidec Copal Electronics (Shanghai) Co., Ltd., Globa Service Inc., Globa Sales Co., Ltd., Kansai Globa Sales Co., Ltd. and Nidec System Engineering（ZheJiang）Corporation

The subsidiaries excluded from consolidation: 2

Excluded from consolidation because of being merged with Nidec Corporation: 1

Nidec Electronics Corporation

Excluded from consolidation because Nidec Corporation’s share of ownership and voting rights were lowered: 1

Nidec Potrans Corporation

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd.

Reason for being excluded from consolidation:

Non-consolidated subsidiaries are either small in scale and do not have a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), thus they are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates: Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation and Advance -Probe Co., Ltd.

Although Nidec holds majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to a contract concerning significant financial, sales and business policies decisions. The company is therefore accounted for by the equity method.

(2) Non-consolidated subsidiary (Copal Research & Development Co., Ltd.) and affiliate (NTN-Nidec (ZheJiang) Corporation) that do not have any significant impact on consolidated net income and retained earnings and that are immaterial as a whole are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with fiscal year end other than March 31 use financial statements with those different dates for consolidation.

3. Matters concerning closing dates of consolidated subsidiaries:

The fiscal year end for Nidec (ZheJiang) Corporation and nine other consolidated subsidiaries is December 31. The fiscal year end for Nidec Power Motor Corporation and its subsidiary is March 20 and the colsing date for Nidec America Corporation is March 30. With regard to Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd. and Nidec Shibaura (ZheJiang) Corporation, however, the fiscal year end of their financial statements is adjusted to March 31 for coordination with the consolidated statements. Other companies use their original fiscal year end for the financial statements. (Any significant transaction that occurs between the fiscal year end is adjusted for consolidation.)

4. Significant accounting standards

(1) Valuation method of major assets

(a) Securities

Held-to-maturity securities: Amortized cost method (fixed amount method).

Other securities with fair market value:

Stated at the market value method based on market price at end of the fiscal year. (Variance of the estimate is reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value:

Stated at the market value method by the moving average method

(b) Derivatives: Stated at the market value method

(c) Inventories

Eighteen consolidated subsidiaries, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian)Limited: Stated at the lower of cost or market method with cost determined using the moving average method

Twenty-one consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Shibaura Corporation: Stated at the lower-of-cost-or-market method with cost determined using the average method

Seven consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower-of-cost-or-market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower-of-cost-or-market method with cost determined using the identified cost method

Nidec Tosok Corporation: Stated at the lower-of-cost-or-market method with cost determined using the average method or identified cost method

Nidec Taiwan Corporation and another consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Total Service Corporation: Stated at the lower-of-cost-or-market method with cost determined using the last purchase method

(2) Method of depreciation of major depreciable assets

(a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries use the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures) for which the fixed amount method is applied. Overseas consolidated subsidiaries principally use the fixed amount method.

Useful life of main tangible fixed assets is follows:

Buildings and structures	2-65	years
Machinery and vehicles	2-15	years

(b) Intangible fixed assets

Amortization of intangible fixed assets are computed based on the fixed amount method. With respect to the software for internal use, amortization is computed using the fixed amount method based on the expected useful period (mainly 5 years).

(3) Policy for significant allowance allocation

(a) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical rate of credit losses experienced, but specific doubtful accounts are calculated on an individual basis and the amount of estimated losses are allocated.

(b) Allowances for bonuses to employees: Nidec Corporation and its domestic subsidiaries allocate allowances for bonuses to employees based on the estimated amount for payment.

(c) Allowances for employees’ retirement benefits: Allowances for employees’ retirement and severance benefits are allocated based on the projected benefit obligation and pension plan assets at the end of the fiscal year. Timing and amount of recognition of net transition obligation as exoenses are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its consolidated subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(d) Allowances for retirement allowances of directors and corporate auditors

Allowances for retirement allowances of directors and corporate auditors of Nidec and its certain domestic consolidated subsidiaries are allocated based on regulations and internal rules for the amount payable at the end of the fiscal year.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated in the Japanese yen at the exchange rate as of the fiscal year end with the resulting difference included in gains or losses. Assets and liabilities of overseas subsidiaries are also translated in the Japanese yen at the exchange rate as of the fiscal year end, with revenues and expenses translated at the average rate during the fiscal year. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for as capital leases.

(6) Derivatives and hedging activities

(a) Hedge accounting policy

Hedge accounting policy: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest caps are accounted for as hedges, using shortcut method allowed under certain conditions.

(b) Method and object of hedge

Method of hedge

Forward exchange contracts, Interest caps

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(c) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(d) Evaluating effectiveness of hedging activities

With regard to forward exchange contracts, Nidec does not evaluate the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest cap transactions, Nidec does not evaluate the effectiveness at fiscal year end either because these transactions meet criteria for an allowable shortcut method.

(7) Other important items for the preparation of consolidated financial statements

(a)Accounting procedure of Consumption taxes:

Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

(b) “Accounting Standards on Treasury Stock and the Allocation of Legal Reserves” (Financial Accounting Standards No.1) (Accounting Standard Board of Japan) have been applied to our current non-consolidated financial statements since April 1, 2002. The effect of this change is not material. In addition, due to an amendment to the “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”, the shareholder’s equity section of these consolidated financial statements has been prepared in accordance with the amended “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”.

5. Definition of cash and cash equivalents on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, demand deposits and short-term investments with original maturities of three months or less that are readily convertible to cash and presenting insignificant risk of changes in value.

Notes to Consolidated Balance Sheets as of September 30, 2003

1. Accumulated depreciation of tangible assets

		Japanese yen (Millions)
	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
Buildings and Structures	¥24,605	¥25,366	¥24,755
Machinery and vehicles	38,673	41,092	40,021
Factory Tools	20,766	23,955	22,359
Total	¥84,056	¥90,414	¥87,135

2. Contingent liabilities

		Japanese yen (Millions)
	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
Okaya Seiken Kabushikikaisha	¥120	¥120	¥120

3. Application to the regulation

Revaluation of land

Pursuant to the “Law Concerning Revaluation of Land” (Law No.34, promulgated on March 31, 1998) and the “Law to Partially Modify the Law Concerning Revaluation of Land” (Law No. 24, promulgated on March 31, 1999), land used for business purposes has been revalued. The amount of residual difference on revaluation has been shown as “Revaluation difference of land” in shareholder’s equity on the balance sheets.

Revaluation was based on the appraisal value as specified in Clause 4, Article 2 of the “Enforcement Regulations of the Law Concerning Revaluation of Land” (Ordinance No. 119 enforced on March 31, 1998), and also on the land price calculated in accordance with the method specified by the Director-General of the National Tax Administration Agency for the purpose of arriving at the land price for computing the standard taxation of the Land Value Tax as specified in Article 16 of the “Land Value Tax Law” (Law No. 69 of 1991), with reasonable adjustments made to it.

Note :

Date of the revaluation of land: March 31, 2000

The difference between revalued book value and current market price as of September 30, 2002	¥1,091	million
The difference between revalued book value and current market price as of September 30, 2003	¥991	million
The difference between revalued book value and current market price as of March 31, 2003	¥1,091	million

4. Assets pledged as collateral and secured liability

			Japanese yen (Millions)
	As of September 30, 2002		As of September 30, 2003		As of March 31, 2003
Land	¥745	(¥476)	¥425	(¥425)	¥125	(¥125)
Buildings	1,228	(1,080)	368	(368)	624	(624)
Machinery and equipment	196	(135)	-	-	107	(48)
Tools, furniture and fixtures	4	(4)	1,949	(-)	4	(4)
Investment in securities	1,544	(-)			1,158	(-)
Total	¥3,720	(¥1,696)	¥2,742	(¥793)	¥2,047	(¥802)
Secured liabilities with respect to the foregoing:
Short-term debt	¥59	(-)	¥100	(-)	¥58	(-)
Current portion of Long-term debt	769	(¥268)	323	(¥73)	534	(¥84)
Long-term debt	¥576	(-)	¥357	(¥107)	¥500	(-)

Parenthetic figures above show mortgage of factory foundation or its liabilities.

In addition to above collateral, As of September 30, 2003, Nidec Corporation pledged land (¥2,404 million) and investment in securities (¥958 million) for Sankyo Seiki Mfg Co., Ltd.’s loan from bank.

5. Investment securities

Investment securities as of September 30, 2003 (¥25,164 million) included additional paid-in capital for Sankyo Seiki Mfg. Co., Ltd. (¥12,484 million).

As a result of the additional paid-in capital, Nidec Corporation held 40.6% of voting rights in Sankyo Seiki Mfg. Co., Ltd. and Sankyo Seiki Mfg. Co., Ltd. became an affiliated company of Nidec Corporation on October 1, 2003.

Notes to Consolidated Income Statements

1. Detail of Profit on disposal of property, plant and equipment

As of September 30, 2002

Profit on sale of property, plant and equipment

Buildings and structures	¥0	million
Machinery and vehicles	¥14	million
Tools, furniture and fixtures	¥7	million
Land	¥8	million

As of September 30, 2003

Profit on sale of property, plant and equipment

Buildings and structures	¥1	million
Machinery and vehicles	¥26	million
Tools, furniture and fixtures	¥18	million
Land	¥0	million

As of March 31, 2003

Profit on sale of property, plant and equipment

Buildings and structures	¥0	million
Machinery and vehicles	¥24	million
Tools, furniture and fixtures	¥37	million
Land	¥40	million

2. Detail of Loss on disposal of property, plant and equipment

As of September 30, 2002

(1) Loss on sale of property, plant and equipment

Buildings and structures	¥27	million
Machinery and vehicles	¥21	million
Tools, furniture and fixtures	¥2	million

(2) Loss on disposal of property, plant and equipment

Buildings and structures	¥95	million
Machinery and vehicles	¥208	million
Tools, furniture and fixtures	¥203	million

As of September 30, 2003

(1) Loss on sale of property, plant and equipment

Machinery and vehicles	¥22	million
Tools, furniture and fixtures	¥2	million
Land	¥1	million

(2) Loss on disposal of property, plant and equipment

Buildings and structures	¥154	million
Machinery and vehicles	¥364	million
Tools, furniture and fixtures	¥59	million

As of March 31, 2003

(1) Loss on sale of property, plant and equipment

Buildings and structures	¥0	million
Machinery and vehicles	¥96	million
Tools, furniture and fixtures	¥8	million
Land	¥67	million

(2) Loss on disposal of property, plant and equipment

Buildings and structures	¥318	million
Machinery and vehicles	¥471	million
Tools, furniture and fixtures	¥304	million

3. Relocation expenses for the six months ended September 30, 2003

Detail:	Head office and laboratory relocation expenses
Purpose:	In order to integrate and enhance the management control structure and R&D structure of Nidec Corporation

Notes to Consolidated Statements of Cash Flows

Six months ended September 30, 2002

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the six months ended September 30, 2002 is as follows:

Cash and deposits original maturities of three months or less	¥47,462	million
Fixed deposits	(116)
Marketable securities	214
Cash and cash equivalents	¥47,560	million

Six months ended September 30, 2003

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the six months ended September 30, 2003 is as follows:

Cash and deposits original maturities of three months or less	¥48,076	million
Fixed deposits	(406)
Marketable securities	189
Cash and cash equivalents	¥47,859	million

Year ended March 31, 2003

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the year ended March 31, 2003 is as follows:

Cash and deposits original maturities of three months or less	¥49,491	million
Fixed deposits	(368)
Marketable securities	192
Cash and cash equivalents	¥49,315	million

Notes to Leases

1. Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

Six months ended September 30, 2002

(1) Acquisition costs, accumulated depreciation and net leased property

		Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥2,822	¥962	¥1,859
Tools, furniture and fixtures	2,923	1,791	1,131
Other intangible assets	513	335	177
Total	¥6,259	¥3,089	¥3,169

(2) Future lease payments at the interim balance sheet date

Due within one year	¥901	million
Due after one year	¥2,267	million
Total	¥3,169	million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥535	million
Depreciation	¥535	million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Six months ended September 30, 2003

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	¥65	¥4	¥61
Machinery and vehicles	2,067	570	1,497
Tools, furniture and fixtures	2,479	1,391	1,087
Other intangible assets	344	206	137
Total	¥4,956	¥2,172	¥2,784

(2) Future lease payment at the interim balance sheet date

Due within one year	¥719	million
Due after one year	¥2,065	million
Total	¥2,784	million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥401	million
Depreciation	¥401	million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Year ended March 31, 2003

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	¥65	¥1	¥64
Machinery and vehicles	2,517	932	1,584
Tools, furniture and fixtures	2,603	1,587	1,016
Other intangible assets	436	305	131
Total	¥5,623	¥2,825	¥2,797

(2) Future lease payment at the interim balance sheet date

Due within one year	¥727	million
Due after one year	¥2,070	million
Total	¥2,797	million

Note: Due to the low proportion of future lease payments in tangible assets at the year-end balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥977	million
Depreciation	¥977	million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2. Operating leases (Lessee)

Six months ended September 30, 2002

Future lease payments

Due within one year	¥216	million
Due after one year	¥834	million
Total	¥1,050	million

Six months ended September 30, 2003

Future lease payments

Due within one year	¥165	million
Due after one year	¥700	million
Total	¥866	million

Year ended March 31, 2003

Future lease payments

Due within one year	¥191	million
Due after one year	¥742	million
Total	¥933	million

3. Operating leases (Lessor)

Six months ended September 30, 2002

Future lease payments

Due within one year	¥18	million
Due after one year	¥100	million
Total	¥118	million

Six months ended September 30, 2003

Future lease payments

Due within one year	¥25	million
Due after one year	¥61	million
Total	¥86	million

Year ended March 31, 2003

Future lease payments

Due within one year	¥31	million
Due after one year	¥80	million
Total	¥111	million

Notes to MARKETABLE SECURITIES

1. Held-to-Maturity Marketable Securities with fair value

	Japanese yen (Millions)
	Six-months ended September 30, 2002			Six-months ended September 30, 2003			Year ended March 31, 2003
	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance
Government and local bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	59	59	(0)	-	-	-	-	-	-
Total	59	59	(0)	-	-	-	-	-	-

2. Other Marketable Securities with fair value

	Japanese yen (Millions)
	Six-months ended September 30,2002			Six-months ended September 30,2003			Year ended March 31, 2003
	Acquisition cost	Carrying amount	Balance	Acquisition cost	Carrying amount	Balance	Acquisition cost	Carrying amount	Balance
Equity securities	6,919	6,935	15	8,034	10,234	2,199	5,844	4,933	(910)
Bonds
Government and local bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	35	36	1	17	17	0	33	35	1
Others	-	-	-	-	-	-	-	-	-
Other securities	157	130	(27)	155	155	0	155	127	(28)
Total	7,113	7,102	(10)	8,207	10,407	2,200	6,033	5,095	(937)

3. Marketable Securities not practicable to fair value

	Japanese yen (Millions unless indicated)
	Six months ended September 30	Six months ended September 30	Year ended March 31
	2002	2003	2003
Held-to-maturity bonds	0	0	0
Other securities
Preferred stock	-	500	500
Unlisted stock (excluding the over-the-counter stock)	320	564	315
Unlisted foreign stock	75	69	74
Unlisted foreign bonds	-	-	-
Money Management Funds	-	-	-
Medium-term government bond funds	-	-	-
Discount bank debentures	9	-	-
Additional paid-in capital for Affiliated Company *	-	12,484	-
Others	603	433	730

*Notes: Nidec Corporation purchased newly issued shares of common stock in Sankyo Seiki Mfg. Co., Ltd. on September 30, 2003. As a result, Nidec Corporation held 40.6% of voting rights of Sankyo Seiki Mfg. Co., Ltd. on October 1, 2003.

Notes to DERIVATIVE INSTRUMENTS

Condition of Agreements for Derivative Instruments, Fair Values and Unrealized Gain or Loss

As of September 30, 2002

				(¥ million)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	677	682	13
	Euro	38	40	1
	Sale
	U.S. dollars	46	46	(0)
Interest rates	Interest cap transactions	3,000	0	-
Total		3,762	769	14

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

As of September 30, 2003

				(¥ million)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	200	200	(12)
Total		200	200	(12)

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

As of March 31, 2003

				(¥ million)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	300	303	0
Total		300	303	0

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

Notes to SEGMENT INFORMATION

1) Business segment information

	Japanese yen (Millions)
	Six months ended September 30, 2002
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥83,604	¥18,960	¥15,571	¥28,588	¥146,724	-	¥146,724
Intersegment	3	4	3,906	271	4,186	(¥4,186)	-
Total	83,608	18,965	19,478	28,859	150,911	(4,186)	146,724
Operating expenses	74,517	19,178	18,541	26,747	138,984	(2,592)	136,391
Operating income	¥9,090	(¥213)	¥936	¥2,112	¥11,927	(¥1,593)	¥10,333

	Japanese yen (Millions)
	Six months ended September 30, 2003
	Small precision motors	Mid-size motors	Machinery	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥85,965	¥16,664	¥17,491	¥38,144	¥158,265	-	¥158,265
Intersegment	1	8	2,557	311	2,879	(¥2,879)	-
Total	85,967	16,672	20,049	38,455	161,145	(2,879)	158,265
Operating expenses	76,622	15,740	18,688	34,010	145,062	(1,293)	143,769
Operating income	¥9,344	¥931	¥1,360	¥4,445	¥16,082	(¥1,586)	¥14,496

	Japanese yen (Millions)
	Year ended March 31, 2003
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥168,591	¥37,479	¥31,763	¥60,807	¥298,641	-	¥298,641
Intersegment	4	18	6,694	490	7,208	(¥7,208)	-
Total	168,595	37,498	38,457	61,298	305,849	(7,208)	298,641
Operating expenses	150,927	37,002	36,331	55,496	279,758	(3,979)	275,779
Operating income	¥17,667	¥495	¥2,125	5,801	¥26,090	(¥3,229)	¥22,861

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, vibration motors, brush motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery and power supplies: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment, adaptors, power transmission equipment

Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

Starting interim consolidated fiscal period ended September 30, 2003, “Machinery and power supplies” has been renamed as “Machinery” to reflect the change that machineries account for most of the segment most of the segment starting this period.

(4) Other: Pivot assemblies, automobile components, electronic components, service etc.

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Six months ended September 30,		Year ended March 31,
	2002	2003	2003
Amount of unallocated expenses included in Elimination/ Corporate	¥1,194	¥1,492	¥2,673	Expenses derived from the over-head department of the parent company’s administration and accounting divisions

2) Geographic segment information

	Japanese yen (Millions)
	Six months ended September 30, 2002
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥89,074	¥4,608	¥49,818	¥3,223	¥146,724	-	¥146,724
Intersegment	40,157	573	62,118	100	102,949	(¥102,949)	-
Total	129,232	5,181	111,937	3,323	249,674	(102,949)	146,724
Operating expenses	123,544	5,033	105,868	3,252	237,699	(101,308)	136,391
Operating income	¥5,687	¥148	¥6,068	¥70	¥11,974	(¥1,641)	¥10,333

	Japanese yen (Millions)
	Six months ended September 30, 2003
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥96,194	¥3,177	¥56,937	¥1,955	¥158,265	-	¥158,265
Intersegment	34,762	398	63,797	5	98,964	(¥98,964)	-
Total	130,957	3,576	120,735	1,961	257,230	(98,964)	158,265
Operating expenses	124,681	3,414	110,801	1,906	240,803	(97,034)	143,769
Operating income	¥6,276	¥161	¥9,934	¥54	¥16,426	(¥1,929)	¥14,496

	Japanese yen (Millions)
	Year ended March 31, 2003
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥183,938	¥8,490	¥101,210	¥5,001	¥298,641	-	¥298,641
Intersegment	76,971	1,209	124,486	114	202,782	(¥202,782)	-
Total	260,910	9,699	225,697	5,116	501,423	(202,782)	298,641
Operating expenses	249,076	9,395	212,042	4,977	475,492	(199,712)	275,779
Operating income	¥11,834	¥304	¥13,654	¥138	¥25,931	(¥3,069)	¥22,861

Notes:

1. Regions are based on geographic vicinity.

2. Main countries or region pertaining to each classification:

(1) North America: United States

(2) Asia: Singapore, Thailand, China, Philippines

(3) Other: Europe

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Six months ended September 30		Year ended March 31,
	2002	2003	2003
Amount of unallocated expenses included in Elimination /Corporate	¥1,194	¥1,492	¥2,673	Expenses incurred from the overhead department of the parent company’s administration and accounting divisions

3) Overseas sales (Consolidated)

	Japanese yen (Millions), %
	Six months ended September 30, 2002
	North America	Asia	Other	Total
Overseas sales	¥4,923	¥74,811	¥4,216	¥83,951
Consolidated sales	-	-	-	146,724
Overseas sales to consolidated sales	3.3%	51.0%	2.9%	57.2%

	Japanese yen (Millions), %
	Six months ended September 30, 2003
	North America	Asia	Other	Total
Overseas sales	¥4,485	¥84,220	¥5,232	¥93,938
Consolidated sales	-	-	-	158,265
Overseas sales to consolidated sales	2.8%	53.3%	3.3%	59.4%

	Japanese yen (Millions), %
	Year ended March 31, 2003
	North America	Asia	Other	Total
Overseas sales	¥9,170	¥154,738	¥7,486	¥171,395
Consolidated sales	-	-	-	298,641
Overseas sales to consolidated sales	3.1%	51.8%	2.5%	57.4%

Notes:

1. The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1) Method of classification: based on geographic vicinity

(2) Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, Philippines

Other: Europe

2. Overseas sales comprise sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

(Information regarding “earnings per share” )

Interim period from April 1 to September 30, 2002	Interim period from April 1 to September 30, 2003	Fiscal year from April 1, 2002 to March 31, 2003

Net asset value per share is ¥1,387.74.

Net income per share (common) of the interim period is ¥41.17.

Net income per share (diluted) of the interim period is ¥39.41.

(Additional information)

Earnings per share is now adjusted pursuant to the stipulation of the “Standard of Accounting Concerning Earnings per Share” (Financial Accounting Standards No.2), and “A Guideline for Applying the Standard of Accounting Concerning Earnings per Share” (A Guideline for Applying the Standard of Accounting No. 4), (Accounting Standards Board of Japan, ASBJ).

EPSs of previous interim period and financial year, if adjusted in accordance with the above mentioned Standard and Guideline are as follows:

(Interim period from April 1 to September 30, 2001)

Net asset value per share

¥1,265.47

Net income (interim) per share (common)

¥15.96

Net income (interim) per share (diluted)

¥15.57

(Year ended March 31, 2002)

Net asset value per share

¥1,407.31

Net income per share (common)

¥100.10

Net income per share (diluted)

¥95.61

Net asset value per share is ¥1,479.37. Net income per share (common) of the interim period is ¥100.81 Net income per share (diluted) of the interim period is ¥97.90.

Net asset value per share is ¥1,416.14.

Net income per share (common) is ¥100.08.

Net income per share (diluted) is ¥95.66.

Earnings per share is now adjusted pursuant to the stipulation of the “Standard of Accounting Concerning Earnings per Share” (Financial Accounting Standards No.2), and “A Guideline for Applying the Standard of Accounting Concerning Earnings per Share” (A Guideline for Applying the Standard of Accounting No. 4), (Accounting Standards Board of Japan, ASBJ).

EPSs of previous financial year, if adjusted in accordance with the above mentioned Standard and Guideline are as follows:

(Year ended March 31, 2002)

Net asset value per share

¥1,407.31

Net income per share (common)

¥100.10

Net income per share (diluted)

¥95.61

(Note) Figures used in calculating interim net income per share (common, diluted) are as follows;

	Interim period from April 1 to September 30, 2002	Interim period from April 1 to September 30, 2003	Fiscal period from April 1, 2001 to March 31, 2003
Interim net income per share (common)
Interim net income (¥ million)	2,616	6,413	6,485
Interim net income, not attributable to shareholders of common share (¥ million)	-	-	123
Directors’ bonuses as a appropriation of earnings (¥ million)	-	-	123
Interim net income, attributable to shareholders of common share (¥ million)	2,616	6,413	6,361
Average shares for the interim period ended September 30 (thousand shares)	63,565	63,621	63,565
Interim net income per share (diluted)
Adjustment of Interim net income (¥ million)	32	30	68
Interest payment and administrative cost in above adjustment (after taxes) (¥ million)	32	31	69
Decrease of profit attributable to the Parent company due to dilutive effect of subsidiary. (¥ million)	(0)	(0)	(1)
Increase of the number of common shares (thousand)	3,659	2,204	3,657
As a result of exercise of stock acquisition rights in above increase (thousand)	-	29	-
As a result of conversion of convertible bond in above increase (thousand)	3,659	2,175	3,657
Shares excluded from the calculation of EPS (interim and financial year) because of not having dilutive effect.	-	-	-

(Subsequent event)

Interim period from April 1 to September 30, 2002	Interim period from April 1 to September 30, 2003	Fiscal year from April 1, 2002 to March 31, 2003
-

1. On October 1, 2003, Nidec and Nidec-shimpo Corporation exchanged share which was based on entered into share exchange contract on April 25, 2003.

On October 1, 2003, Nidec issued newly 582,990 common shares.

And owing to the share exchange, capital reserve increased by ¥4,352 million.

1. At the annual shareholders’ meeting on June 25, 2003, pursuant to Article 210 of the Commercial Code, it was resolved that Nidec would acquire treasury stock (common shares) up to a limit of one million shares and at a total amount not exceeding ¥10 billion during the period starting from the closing of the said meeting until the closing of the next annual shareholders’ meeting.

-

2. Nidec Corporation held a meeting of the Board of Directors on September 30, 2003 and approved the issuance of yen denominated zero coupon convertible bonds with stock acquisition rights due October 17, 2008.

(1) Kind of corporate bond

Yen denominated zero coupon convertible bonds with stock acquisition rights

(2) Amount of corporate bond

15,000pic

(Face value ¥2 million)

(3) Issue price

103.0% of face value

(4) Total amount of issued

¥30,900 million

(5) Interest

Nothing

(6) Redemption ways

The Bonds are redeemable at 100% of face value on October 17, 2008 (maturity date).

(7) Redemption date

October 17, 2008

(8) Contents of common stock preemptive right

Please see Section 4. “Our Corporate Stock and Directors”, 1. “Common Stock”, (2) Common stock preemptive right.

(9) Contents of pledge

There are no warranty and pledge.

(10) Purpose of capital

To repay short-term borrowings, to capital expenditure and other working capital.

2. Nidec Copal welfare pension fund the member of which are Nidec Copal Corporation and its consolidated domestic subsidiaries obtained an approval from the Health, Labor and Welfare Ministry on April 15, 2003 that they become free from obligation of paying the future government portion according to the Japanese Welfare Pension Insurance Law. Nidec Copal Corporation and its consolidated domestic subsidiaries will not apply the transitional measure and were they to apply, the presumed extraordinary profit from this application would be ¥1,293 million.

Interim period from April 1 to September 30, 2002	Interim period from April 1 to September 30, 2003	Fiscal year from April 1, 2002 to March 31, 2003
-

3. Nidec Corporation and its five subsidiaries held a meeting of its board of directors on December 8, 2003 and resolved to purchase newly issued shares of common stock in Sankyo Seiki Mfg. Co., Ltd (“Sankyo”).

Number of shares purchased

Nidec : 25,000,000 shares

Nidec’s five subsidiaries : 5,000,000 shares

Purchase price

Nidec : ¥12,825 million

Nidec’s five subsidiaries : ¥2,565 million

As a result of the share purchase, the aggregate number of shares to be held by Nidec Corporation (including 2.85% of the total shares to be held through its subsidiaries) will amount to 50.3% of the total shares.

(1) Purpose of the share purchase

Nidec Corporation has been in capital alliance with Sankyo since October 1, 2003. Nidec Corporation decided to increase its holding in Sankyo in order to further strengthen Sankyo’s equity capital base, thus improving its financial position. Nidec Corporation expects Sankyo to improve its financial conditions inorder to facilitate the creation of synergy which will enhance the overall value of Nidec group.

(2) Description of Sankyo’s business

Development, manufacturing and sales of products relating to small precision motors, optical pickups, magnetic card readers, industrial robots and others.

(3) Recent business results of Sankyo group

Sales--------¥105,488 million

Recurring income--------(¥4,699) million

Net income--------(¥10,368) million

Shareholders’ equity--------¥25,778 million

Total assets--------¥99,660 million

3. Nidec Tosok Corporation changed their pension and retirement benefit scheme effective April 1, 2003 from the defined benefits pension plan under the approved pension scheme to the defined contribution pension plan. The impact to the following fiscal year is estimated ¥458 million as a profit on closing of the government pension scheme.

(2) Other

Not available

2. Non-consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	(¥ Million)
Assets	September 30		September 30		March 31
	2002		2003		2003
	Amount	%	Amount	%	Amount	%
Current assets:
Cash on hand and bank deposits	¥18,302		¥17,348		¥18,385
Notes receivable	2,058		899		1,296
Accounts receivable	36,707		31,208		33,215
Inventories	2,566		2,291		2,434
Other receivables	5,159		5,316		5,801
Other current assets	4,934		6,554		6,915
Allowance for doubtful accounts	(218)		(192)		(219)
Total current assets	69,510	41.7	63,426	33.8	67,830	40.2
Fixed assets:
Tangible assets	20,259		27,991		24,562
Buildings	4,491		9,278		9,795
Machinery and equipment	1,584		1,290		1,531
Land	10,168		15,536		11,395
Other tangible assets	4,015		1,886		1,840
Intangible assets	424		318		366
Investments and other assets	76,455		96,142		76,112
Investment securities	5,269		20,333		3,754
Investment securities of affiliates	61,378		65,151		61,779
Other (investments)	10,299		11,175		11,095
Allowance for doubtful accounts	(491)		(518)		(517)
Total fixed assets	97,139	58.3	124,452	66.2	101,041	59.8
Total assets	166,650	100.0	187,878	100.0	168,871	100.0

					(¥ Million)
Liabilities and Shareholders’ Equity	September 30		September 30		March 31
	2002		2003		2003
	Amount	%	Amount	%	Amount	%
Current liabilities
Notes payable	¥3,778		¥800		¥1,104
Accounts payable	21,954		21,739		21,742
Short-term borrowings	21,527		41,018		30,663
Current portion of Convertible bonds	10,156		4,698		5,027
Accrued bonuses to employees	826		880		862
Others	4,162		14,362		6,598
Total current liabilities	62,406	37.5	83,498	44.4	65,997	39.1
Non-current liabilities
Convertible bonds	13,978		9,278		9,279
Long-term debt	1,723		2,970		3,821
Accrued severance and benefit costs	939		1,454		1,179
Accrued retirement benefit to directors	520		518		518
Others	31		32		36
Total fixed liabilities	17,193	10.3	14,254	7.6	14,834	8.8
Total liabilities	79,599	47.8	97,752	52.0	80,832	47.9

Shareholders’ equity (based on revised rule)
Common stock	26,473	15.9	26,647	14.2	26,485	15.7
Additional paid-in capital	26,348	15.8	26,522	14.1	26,360	15.6
Retained earnings	34,999	21.0	37,234	19.8	36,454	21.6
Legal reserve l	720		720		720
Reserve for general purpose	29,050		32,550		29,050
Unappropriated retained earnings	5,228		3,963		6,684
Land revaluation reserve	(701)	(0.4)	(701)	(0.4)	(701)	(0.4)
Net unrealized loss on securities	(47)	(0.1)	496	0.3	(493)	(0.3)
Treasury stock	(21)	(0.0)	(73)	(0.0)	(65)	(0.1)
Total shareholders’ equity	87,050	52.2	90,125	48.0	88,039	52.1
Total liabilities and shareholders’ equity	166,650	100.0	187,878	100.0	168,871	100.0

(2) Non-consolidated Statements of Income

	(¥ Million)
	September 30,				March 31,
	2002		2003		2003
	Amount	%	Amount	%	Amount	%
Net sales	¥66,153	100.0	¥59,614	100.0	¥129,164	100.0
Cost of sales	58,939	89.1	53,039	89.0	115,762	89.6
Gross profit	7,214	10.9	6,574	11.0	13,401	10.4
Selling, general and administrative expenses	4,731	7.1	5,928	9.9	9,880	7.7
Operating income	2,483	3.8	645	1.1	3,520	2.7
Other income	3,763	5.7	2,903	4.9	6,431	5.0
Other expenses	2,213	3.4	1,167	2.0	2,699	2.1
Recurring profit	4,033	6.1	2,381	4.0	7,252	5.6
Extraordinary gains	36	0.1	35	0.1	51	0.1
Extraordinary losses	122	0.2	438	0.8	1,016	0.8
Income before income taxes	3,947	6.0	1,978	3.3	6,288	4.9
Income taxes (Current)	379	0.6	750	1.3	761	0.6
Income taxes (Deferred)	693	1.1	(573)	(1.0)	561	0.5
Net income	¥2,874	4.3	¥1,801	3.0	¥4,965	3.8
Retained earnings brought forward fromprevious period	2,270		2,162		2,270
Unappropriated retained earnings from acquired company	82		-		82
Reversal of Land revaluation reserve	1		-		1
Dividend for the period	-		-		635
Unappropriated retained earnings for the period	¥5,228		¥3,963		¥6,684

Important Items Regarding the Basis of Preparation of Financial Statements

Previous Fiscal Period (From April 1 to September 30, 2002)

1. Valuation method of assets

(1) Securities

Held-to-maturity securities: Amortized cost method

Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method

Other securities with fair value:

Stated at fair value based on market price at end of the period (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(2) Derivatives: Stated at fair value

(3) Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower of cost or market with cost determined using the moving average method

Supplies:

Stated at the lower of cost or market with cost determined using last purchase price method or replacement cost

2. Method of depreciation of fixed assets

(1) Tangible fixed assets: Declining-balance method

Stated based on declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

Major economic lives of tangible fixed assets are as follows;

Buildings and structures 2 to 50 years

Machinery and vehicles 7 years

(2) Intangible fixed assets: Straight-line method

Goodwill is amortized on the straight-line method over five years that applied to the Japanese Commercial Code with its maximal length.

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees

Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits

Provision for employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the end of the period.

(4) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the period.

4. Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2002, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest cap transactions are accounted for by allowed treatment under certain conditions.

(2) Method and object of hedge

Method of hedge

Forward exchange contracts, interest cap transactions

Object of hedge

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(3) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. With regard to interest cap transactions, where there are extraordinary conditions, the effectiveness of the hedge accounting will be evaluated as the condition meets requirements for allowed treatment. (Evaluation of hedge accounting effectiveness on interim settlement day omitted).

7. Other important items regarding the basis of preparation of financial statements

Accounting for consumption taxes: Computed by the net of tax method

(Change of representation of accounts in the non-consolidated balance sheets)

(Non-consolidated interim balance sheets)

1. “Deferred income taxes” as current assets, and “Short-term loans to affiliates” which were both independently represented up through the previous interim statements, are included in “Other current assets”, because they are now less than 5% of total assets. They are ¥1,107 million and ¥2,729 million, respectively, as of September 30, 2002.

2. “Deferred income taxes” as investment assets and other which was independently represented up through the previous interim statements, is included in “Other (investments)”, because it is now less than 5% of total assets as of September 30, 2002. It is ¥2,843 million as of September 30, 2002.

3. “Income taxes payable” and “Notes payable for construction” which were independently represented up through the previous interim statements, are included in “Other current liabilities (Others)” because they are now less than 5% of the total assets. They are ¥245 million and ¥91 million, respectively, as of September 30, 2002.

(Additional note)

[“Accounting Standards on Treasury Stock and the Reversal of Legal Reserves” (Financial Accounting Standards No.2) (Accounting Standard Board of Japan) have been applied to our current non-consolidated interim financial statements. The effect of this change is not material. In addition, due to an amendment to the “Ordinance Concerning the Terminology, Forms and Preparation Method of Interim Financial Statements”, the shareholder’s equity section of these interim consolidated financial statements has been prepared in accordance with the amended “Ordinance Concerning the Terminology, Forms and Preparation Method of Interim Financial Statements”.

As a result of this change, the treasury stock included in the “current assets” account in the previous interim period (¥ 0 million) is now accounted as a deductible item from the capital account.]

Current Fiscal period (From April 1 to September 30, 2003)

1. Valuation method of assets

(1) Securities

Held-to-maturity securities: Amortized cost method

Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method

Other securities with fair value:

Stated at fair value based on market price at end of the period (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(2) Derivatives: Stated at fair value

(3) Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower of cost or market with cost determined using the moving average method

Supplies:

Stated at the lower of cost or market with cost determined using last purchase price method or replacement cost

2. Method of depreciation of fixed assets

(1) Tangible fixed assets: Declining-balance method

Stated based on declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

Major economic lives of tangible fixed assets are as follows;

Buildings and structures 2 to 50 years

Machinery and vehicles 2 to9 years

(2) Intangible fixed assets: Straight-line method

Goodwill is amortized on the straight-line method over five years that applied to the Japanese Commercial Code with its maximal length.

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees

Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits

Provision for employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the end of the period.

(4) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the period.

4. Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2003, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge

Method of hedge

Forward exchange contracts

Object of hedge

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same.

7. Other important items regarding the basis of preparation of financial statements

Accounting for consumption taxes: Computed by the net of tax method

Previous Fiscal Year (From April 1, 2002 to March 31, 2003)

1. Valuation method of assets

(1) Valuation method of Securities

Held-to-maturity securities: Amortized cost method

Investments in subsidiaries and affiliates: Cost method, with cost determined by the moving average method

Other securities with fair market value:

Stated based on the market value method based on the market price at the end of the fiscal year. (Variance of the estimate is reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value:

Stated at cost determined using the moving average method

(2) Valuation method of derivatives: Stated based on the market value method

(3) Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower-of-cost-or-market with cost determined using the moving average method

Supplies:

Stated based on the last purchase method

2. Method of depreciation of fixed assets

1) Tangible fixed assets: Declining-balance method

 Stated based on the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures), for which the fixed amount method is applied.

Major economic lives of tangible fixed assets are as follows:

Buildings and structures: 2 to 50 years

Machinery and equipment: 3 to 7 years

2) Intangible fixed assets: Straight-line method

Goodwill is amortized on the fixed amount method over five years, the maximum length under the Japanese Commercial Code.

With respect to software for internal use, amortization is computed on the fixed amount method over the expected useful life (mainly 5 years).

3. Allocation of allowances

1) Allowances for doubtful accounts

Appropriate allowances are allocated for receivables based on the historical loss experience and, in case of specific receivables, the amount of estimated loss is reviewed individually.

2) Allowances for bonuses to employees

Nidec Corporation allocates allowances for bonuses to employees based on the estimated amount of payment.

3) Allowances for employees’ retirement allowance

Allowances for employee retirement are allocated based on the projected benefit obligation and pension fund assets at the fiscal year end.

4) Allowances for retirement allowances for directors and corporate auditors

Allowances for retirement allowances for directors and corporate auditors are allocated based on internal rules.

4. Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on March 31, 2003, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

1)

 Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest cap transactions are accounted for by treatment allowed under certain conditions. Interest cap transactions are accounted for by treatment allowed under certain conditions.

2) Method and object of hedge

Method of hedge

Forward exchange contracts and interest cap transactions

Object of hedge

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

3) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

4) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec does not evaluate the effectiveness of hedge accounting if the denominated currency, the notional amount and the contract period are the same. With regard to interest cap transactions, where there are extraordinary conditions, the effectiveness of the hedge accounting will be evaluated as the condition meets requirements for allowed treatment. (Evaluation of hedge accounting effectiveness on interim settlement day is omitted).

7. Other important items for the preparation of financial statements

1) Accounting for consumption taxes: Consumption Taxes are excluded from revenues and expenses and recorded as asset or liability.

2) “Accounting Standards on Treasury Stock and the Allocation of Legal Reserves” (Financial Accounting Standards No.1) (Accounting Standard Board of Japan) have been applied to our current non-consolidated financial statements since April 1, 2002. The effect of this change is not material. In addition, due to an amendment to the “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”, the shareholder’s equity section of these consolidated financial statements has been prepared in accordance with the amended “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”.

3) The new standard and guidelines for net income per share which was published by the government authorities is applied from April 1, 2002.

For the effect of this change, please see the notes to per share data.

Notes to the Non-Consolidated Balance Sheets

1. Accumulated depreciation of tangible assets

		Japanese yen (Millions)
	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
Accumulated depreciation of tangible assets	¥12,064	¥11,540	¥11,770

2. Assets pledged as collateral and secured liability

		Japanese yen (Millions)
	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
Investment in securities	¥1,544	¥1,132	¥1,185
Secured liabilities with respect to the foregoing:
Long-term debt	¥950	¥500	¥950

(In which, current portion of long-term debt)	(¥450)	(¥250)	(¥450)

Notes: In addition to above collateral, As of September 30, 2003, Nidec Corporation pledged land (¥2,404 million) and investment in securities (¥958 million) for Sankyo Seiki Mfg Co., Ltd.’s loan from bank.

3. Contingent liabilities

			Japanese yen (Millions)
	As of September 30, 2002		As of September 30, 2003		As of March 31, 2003
Amount of debt securities from bank loans		¥10,297		¥7,855		¥9,456
(Affiliated companies)
Nidec Electronics (Thailand) Co., Ltd.	(US$22,425 th.) (TB733,983 th.)	2,749 2,077	(US$8,225 th.) (TB239,035 th.)	915 664	(US$23,475 th.) (TB363,983 th.)	2,821 1,019
Nidec (Dalian) Limited	(US$4,000 th.)	490		-	(US$3,000 th.)	360
Nidec America Corporation	(US$4,225 th.)	517	(US$3,168 th.)	352		-
Nidec Philippines Corporation	(US$27,000 th.)	3,310 312	(US$30,000 th.)	3,337 312	(US$30,000 th.)	3,606 312
Nidec Precision Philippines Corporation		300		860		880
Nidec Tosok (Vietnam) Co., Ltd.	(US$1,996 th.)	244	(US$4,339 th.)	482	(US$3,801 th.)	456
Nidec Shibaura (Zhejiang) Co., Ltd.	(US$459 th.)	56 238	(US$6,000 th.)	667		-
Nidec Singapore Pte. Ltd.		-	(US$368 th.)	40		-
Nidec (Dongguan) Limited		¥-	(US$2,000 th.)	¥222		¥-

4. Revaluation of land

Pursuant to the “Law Concerning Revaluation of Land” (Law No.34, promulgated on March 31, 1998) and the “Law to Partially Modify the Law Concerning Revaluation of Land” (Law No. 24, promulgated on March 31, 1999), land used for business purposes has been revalued. The amount of residual difference on revaluation has been shown as “Revaluation difference of land” in shareholder’s equity on the balance sheets.

Revaluation was based on the appraisal value as specified in Clause 4, Article 2 of the “Enforcement Regulations of the Law Concerning Revaluation of Land” (Ordinance No. 119 enforced on March 31, 1998), and also on the land price calculated in accordance with the method specified by the Director-General of the National Tax Administration Agency for the purpose of arriving at the land price for computing the standard taxation of the Land Value Tax as specified in Article 16 of the “Land Value Tax Law” (Law No. 69 of 1991), with reasonable adjustments made to it.

Note:

Date of the revaluation of land: March 31, 2000

The difference between revalued book amount and current quotation as of September 30, 2002	¥1,091 million
The difference between revalued book amount and current quotation as of September 30, 2003	¥991 million
The difference between revalued book amount and current quotation as of March 31, 2003	¥1,091 million

5. Handling of consumption tax

As of September 30, 2002

After offsetting, temporary payment and receipt of consumption taxes are included in ‘Other receivables’ in current assets.

As of September 30, 2003

After offsetting, temporary payment and receipt of consumption taxes are included in ‘Other receivables’ in current assets.

As of March 31, 2003

N/A

6. Investment securities

Investment securities as of September 30, 2003 (¥20,333 million) included additional paid-in capital for Sankyo Seiki Mfg. Co., Ltd. (¥12,484 million).

As a result of the additional paid-in capital, Nidec Corporation held 40.6% of voting rights in Sankyo Seiki Mfg. Co., Ltd. and Sankyo Seiki Mfg. Co., Ltd. became an affiliated company of Nidec Corporation on October 1, 2003.

Note to Non-Consolidated Statements of Income

1. Major items of other income

As of September 30, 2002
Interest income:	¥74 million
Dividend income:	¥3,396 million

As of September 30, 2003
Interest income:	¥48 million
Dividend income:	¥2,578 million

As of March 31, 2003
Interest income:	¥122 million
Dividend income:	¥5,813 million

2. Major items of other expenses

As of September 30, 2002
Interest expenses:	¥106 million
Interest on corporate bonds:	¥56 million
Foreign currency transaction loss:	¥1,888 million

As of September 30, 2003
Interest expenses:	¥101 million
Interest on corporate bonds:	¥49 million
Foreign currency transaction loss:	¥926 million

As of March 31, 2003
Interest expenses:	¥197 million
Interest on corporate bonds:	¥113 million
Foreign currency transaction loss:	¥2,109 million

3. Major items of extra ordinary income

As of September 30, 2002
Gain on sale of investment in affiliates:	¥11 million
Gain on reversal of allowance for doubtful accounts:	¥20 million

As of September 30, 2003
Gain on reversal of allowance for doubtful accounts:	¥26 million

As of March 31, 2003
Gain on sale of investment in affiliates:	¥13 million
Gain on reversal of allowance for doubtful accounts:	¥30 million

4. Major items of extra ordinary loss

As of September 30, 2002
Loss on disposal of machinery:	¥41 million
Loss on disposal of tools, furniture and fixtures:	¥16 million
Loss on sale of investment securities:	¥60 million

As of September 30, 2003
Loss on disposal of buildings:	¥110 million
Relocation expenses:	¥292 million

As of March 31, 2003
Loss on write-down of investment securities:	¥766 million

Notes: As of September 30, 2003, Relocation expenses purpose to integrate and enhance the management control structure and R&D structure of Nidec Corporation.

5. Depreciation amount

		Japanese yen (millions)
	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
Tangible assets	608	775	1,248
Intangible assets	72	75	149

Notes to Leases

1. Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

Six months ended September 30, 2002

(1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥56	¥35	¥21
Tools, furniture and fixtures	1,087	582	504
Software	273	209	63
Total	¥1,416	¥827	¥589

Note:

With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(2) Future lease payments at the interim balance sheet date

Due within one year	¥264	million
Due over one year	¥325	million
Total	¥589	million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥156	million
Depreciation	¥156	million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Six months ended September 30, 2003

(1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥59	¥3	¥55
Structures	5	0	5
Machinery and vehicles	56	44	11
Tools, furniture and fixtures	1,234	560	674
Software	121	101	20
Total	¥1,478	¥710	¥768

Note: With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments are include the imputed interest expense portion.

(2) Future lease payment at the interim balance sheet date.

Due within one year	¥301	million
Due over one year	¥466	million
Total	¥768	million

Note: Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥161	million
Depreciation	¥161	million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Year ended March 31, 2003

(1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥59	¥1	¥58
Structures	5	0	5
Machinery and vehicles	56	39	16
Tools, furniture and fixtures	1,170	601	569
Software	265	226	39
Total	¥1,558	¥868	¥689

Note: With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the year-end balance sheet date, future lease payments include the imputed interest expense portion.

(2) Future lease payment at the interim balance sheet date

Due within one year	¥263	million
Due over one year	¥426	million
Total	¥689	million

Note: Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion

(3) Lease payments and depreciation

Lease payments	¥305	million
Depreciation	¥305	million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2. Operating leases (Lessee)

Six months ended September 30, 2002

Future lease payments
Due within one year	¥3	million
Due over one year	6	million
Total	¥9	million

Six months ended September 30, 2003

Future lease payments
Due within one year	¥3	million
Due over one year	3	million
Total	¥6	million

Year ended March 31, 2003

Future lease payments
Due within one year	¥3	million
Due over one year	4	million
Total	¥7	million

Notes To Marketable Securities

As of September 30, 2002

Marketable Securities of Subsidiaries and Affiliates (¥ million)

	Carrying amount	Market value	Balance
Investment in subsidiaries	¥42,476	¥53,919	¥11,442
Investment in affiliates	-	-	-
Total	¥42,476	¥53,919	¥11,442

As of September 30, 2003

Marketable Securities of Subsidiaries and Affiliates (¥ million)

	Carrying amount	Market value	Balance
Investment in subsidiaries	¥37,404	¥71,674	¥34,269
Investment in affiliates	-	-	-
Total	¥37,404	¥71,674	¥34,269

As of March 31, 2003

Marketable Securities of Subsidiaries and Affiliates

	Carrying amount	Market value	Balance
Investment in subsidiaries	¥42,586	¥65,279	¥22,693
Investment in affiliates	-	-	-
Total	¥42,586	¥65,279	¥22,693

(Subsequent event)

Interim period from April 1 to September 30, 2002	Interim period from April 1 to September 30, 2003	Fiscal period from April 1, 2001 to March 31, 2003
-

1. On October 1, 2003, Nidec and Nidec-shimpo Corporation exchanged share which was based on entered into share exchange contract on April 25, 2003.

On October 1, 2003, Nidec issued newly 582,990 common shares.

And owing to the share exchange, capital reserve increased by ¥4,352 million.

At the annual shareholders’ meeting on June 25,2003, pursuant to Article 210 of the Commercial Code, it was resolved that Nidec would acquire treasury stock (common shares) up to a limit of one million shares and at a total amount not exceeding ¥10 billion during the period starting from the closing of the said meeting and before the closing of the next shareholders’ meeting.

-

2. Nidec Corporation held a meeting of the Board of Directors on September 30, 2003 and approved the issuance of yen denominated zero coupon convertible bonds with stock acquisition rights due October 17, 2008.

(1) Kind of corporate bond

Yen denominated zero coupon convertible bonds with stock acquisition rights

(2) Amount of corporate bond

15,000pic

(Face value ¥2 million)

(3) Issue price

103.0% of face value

(4) Total amount of issued

¥30,900 million

(5) Interest

Nothing

(6) Redemption ways

The Bonds are redeemable at 100% of face value on October 17, 2008 (maturity date).

(7) Redemption date

October 17, 2008

(8) Contents of common stock preemptive right

Please see Section 4. “Our Corporate Stock and Directors”, 1. “Common Stock”, (2) Common stock preemptive right.

(9) Contents of pledge

There are no warranty and pledge.

(10) Purpose of capital

To repay short-term borrowings, to capital expenditure and other working capital.

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Interim period from April 1 to September 30, 2002	Interim period from April 1 to September 30, 2003	Fiscal period from April 1, 2001 to March 31, 2003

3. Nidec Corporation and its five subsidiaries held a meeting of its board of directors on December 8, 2003 and resolved to purchase newly issued shares of common stock in Sankyo Seiki Mfg. Co., Ltd (“Sankyo”).

Number of shares purchased

Nidec : 25,000,000 shares

Nidec’s five subsidiaries : 5,000,000 shares

Purchase price

Nidec : ¥12,825 million

Nidec’s five subsidiaries : ¥2,565 million

As a result of the share purchase, the aggregate number of shares to be held by Nidec Corporation (including 2.85% of the total shares to be held through its subsidiaries) will amount to 50.3% of the total shares.

(1) Purpose of the share purchase

NIdec Corporation has been in capital alliance with Sankyo since October 1, 2003. Nidec Corporation decided to increase its holding in Sankyo in order to further strengthen Sankyo’s equity capital base, thus improving its financial position. Nidec Corporation expects Sankyo to improve its financial conditions inorder to facilitate the creation of synergy which will enhance the overall value of Nidec group.

(2) Description of Sankyo’s business

Development, manufacturing and sales of products relating to small precision motors, optical pickups, magnetic card readers, industrial robots and others.

(3) Recent business results of Sankyo group

Sales--------¥105,488 million

Recurring income--------(¥4,699) million

Net income--------(¥10,368) million

Shareholders’ equity--------¥25,778 million

Total assets--------¥99,660 million

 (2) Other

Resolution of interim dividend

On October 28, 2003, the board of directors of Nidec Corporation resolved to pay interim dividend.

Dividend amount	¥956	million
Dividend per share	¥15.00

Section 6 Filing information

Nidec Corporation filed the following documents with the Kanto Local Finance Bureau between April 1, 2003 and December 19, 2003.

(1) “Yukashoken-hokokusyo (Financial Statement Report)” and its attachments

Accounting period: From April 1, 2002 to March 31, 2003

Filing date: June 26, 2003

(2) “Jikokabuken kaitsukejokyo-hokokusyo (Report on Treasury Stock)”

(a) Period covered in the report: From March 1, 2003 to March 31, 2003

Filing date: April 10, 2003

(b) Period covered in the report: From April 1, 2003 to April 30, 2003

Filing date: May 8, 2003

(c) Period covered in the report: From May 1, 2003 to May 31, 2003

Filing date: June 10, 2003

(d) Period covered in the report: From June 1, 2003 to June 25, 2003

Filing date: July 11, 2003

(e) Period covered in the report: From June 25, 2003 to June 30, 2003

Filing date: July 11, 2003

(f) Period covered in the report: From July 1, 2003 to July 31, 2003

Filing date: August 6, 2003

(g) Period covered in the report: From August 1, 2003 to August 31, 2003

Filing date: September 5, 2003

(h) Period covered in the report: From September 1, 2003 to September 30, 2003

Filing date: October 7, 2003

(i) Period covered in the report: From October 1, 2003 to October 31, 2003

Filing date: November 7, 2003

(j) Period covered in the report: From November 1, 2003 to November 30, 2003

Filing date: December 9, 2003

(3) “Rinji-hokokusyo (Report of significant event)”

(a) Pursuant to Article 19, paragraph 2-2 of the cabinet order concerning corporate disclosure

Filing date: April 25, 2003

Significant event to report: Signing of share exchange agreement

(b) Pursuant to Article 19, paragraph 2-2-2 of the cabinet order concerning corporate disclosure

Filing date: May 14, 2003

Significant event to report: Issue of Warrant rights

(c) Pursuant to Article 19, paragraph 1 and 2-1 of the cabinet order concerning corporate disclosure

Filing date: September 30, 2003

Significant event to report: Issue of Convertible bonds with stock acquisition rights

(4) “Teisei-hokokusyo (Amended report)”

(a) Amended report of (3)-(c)

Filing date: October 1, 2003

(b) Amended report of (3)-(c) and (4)-(a)

Filing date: October 7, 2003

Chapter 2 Information on guarantors

Report of Independent Auditors

December 17, 2003

To the Board of Directors

Nidec Corporation

ChuoAoyama Audit Corporation

Yukihiro Matsunaga, Partner and CPA

Yasushi Kouzu, Partner and CPA

Yuji Mitani, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of stockholders’ equity and interim consolidated statement of cash flows of Nidec Corporation and its consolidated subsidiaries for the interim accounting period (from April 1, 2003 to September 30, 2003) of the fiscal year from April 1, 2003 to March 31, 2004, included in “Accounting Information” section, to provide our opinion in accordance with the section 193-2 of the Securities and Exchange Act of Japan. The interim consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the interim consolidated financial statements based on our “review.”

We conducted our “review” in accordance with Interim Auditing Standards generally accepted in Japan. Those standards require that we plan and perform the “review” to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement to provide useful information. A “review” consists of principally analytical procedures applied to financial data and certain additional procedures, if necessary. We believe that our “review” provide a reasonable basis for our opinion.

In our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Nidec Corporation and its consolidated subsidiaries as of September 30, 2003 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2003 to September 30, 2003) in conformity with accounting principles generally accepted in Japan.

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.